   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 1996


                                                      REGISTRATION NO. 333-13455
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                 ---------------------------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                               SEAMED CORPORATION
             (Exact name of registrant as specified in its charter)

           WASHINGTON                         3845                         91-1002092
(State or other jurisdiction of   (Primary Standard Industrial          (I.R.S. Employer
 incorporation or organization)   Classification Code Number)         Identification No.)

                          14500 NORTHEAST 87TH STREET
                         REDMOND, WASHINGTON 98052-3431
                                 (206) 867-1818
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                 EDGAR F. RAMPY
             VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER
                               SEAMED CORPORATION
                          14500 NORTHEAST 87TH STREET
                         REDMOND, WASHINGTON 98052-3431
                                 (206) 867-1818
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

              MARK R. BEATTY, ESQ.                            GREGORY GORDER, ESQ.
             PRESTON GATES & ELLIS                          L. MICHELLE WILSON, ESQ.
              5000 COLUMBIA CENTER                                PERKINS COIE
                701 FIFTH AVENUE                         1201 THIRD AVENUE, 40TH FLOOR
         SEATTLE, WASHINGTON 98104-7078                  SEATTLE, WASHINGTON 98101-3099
                 (206) 623-7580                                  (206) 583-8888

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 18, 1996


PROSPECTUS
dated             , 1996

                                1,850,000 SHARES

                                     SEAMED
                                  Corporation

                                  COMMON STOCK


Of the 1,850,000 shares of Common Stock offered hereby, 1,529,720 shares are being sold by SeaMED Corporation ("SeaMED" or the "Company") and 320,280 shares are being sold by the selling shareholders (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."


Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market, upon completion of this offering, under the symbol "SEMD."

SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================================================
                                                                                         Proceeds to
                                           Price to      Underwriting    Proceeds to       Selling
                                            Public       Discount(1)      Company(2)     Shareholders
-------------------------------------------------------------------------------------------------------
Per Share..............................        $              $               $               $
-------------------------------------------------------------------------------------------------------
Total(3)...............................        $              $               $               $
=======================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $850,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 277,500 shares of Common Stock solely to cover over-allotments, if any, at the Price to Public less the Underwriting Discount. If all such shares are purchased, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."

The shares of Common Stock are offered by the Underwriters subject to prior sale when, as, and if delivered and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that certificates for such shares will be available for delivery at the offices of Piper Jaffray Inc.
in Minneapolis, Minnesota on or about                , 1996.

PIPER JAFFRAY INC.                                       NEEDHAM & COMPANY, INC.

                                 [PHOTOGRAPHS]
Photograph                                    Caption
----------                                    -------
Photograph of Stem Cell Separator             Stem Cell Separator,
                                                CellPro, Incorporated

Photograph of Company Headquarters            14500 N.E. 87th Street,
                                                Redmond, Washington

                                              Drive Console, Boston Scientific
Photograph of Drive Console                     Corporation

                                              Transurethral Thermal Therapy
Photograph of Transurethral                     System, Urologix, Inc.
  Thermal Therapy System
                                              Control Console for Cardioplegia
Photograph of Control Console for               System, Sorin Biomedical, Inc.
  Cardioplegia System
                                              RF Generator, Boston Scientific
Photograph of RF Generator                      Corporation

                                              Personal Hemodialysis System,
Photograph of Personal Hemodialysis             Aksys Ltd.
  System

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

     This Prospectus includes trade names, trademarks and registered trademarks of companies other than SeaMED.


     With the exception of Boston Scientific Corporation's RF Generator, which represented 7.1% of the Company's total revenues in fiscal year 1996, none of the products pictured above generated more than 5% of such revenues. The Company does not have ongoing contracts with respect to all such products.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise noted, all information in this Prospectus, including financial information, share data and per share data (i) reflects the pro forma conversion into shares of Common Stock of all outstanding shares of the Company's convertible redeemable preferred stock (the "Preferred Stock") upon the closing of this offering, (ii) reflects the pro forma accrual of cumulative dividends on Class A and D Preferred Stock, and (iii) assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." The Company's fiscal year consists of the 52/53-week period that ends on the Thursday nearest to June 30. For convenience of presentation, all fiscal periods in this Prospectus are shown as ending on a calendar month-end.

                                  THE COMPANY


     SeaMED Corporation (the "Company" or "SeaMED") manufactures advanced durable electronic medical instruments for medical technology companies, often as part of systems that also include single-use components. To assist its customers in developing and commercializing their instruments for manufacture by SeaMED, the Company provides a wide range of engineering services and regulatory expertise. In its last fiscal year, SeaMED manufactured or engineered instruments for many established medical technology companies, including Arrow International, Inc., Becton, Dickinson and Company, Boston Scientific Corporation, C.R. Bard, Inc., Guidant Corporation, Johnson & Johnson, Physio-Control Corporation, Sorin Biomedical Inc., St. Jude Medical, Inc. and United States Surgical Corporation. SeaMED's customers also include many emerging medical technology companies such as Aksys Ltd., ArthroCare Corporation, Biofield Corp., CellPro, Incorporated, Gynecare, Inc., Optical Sensors Incorporated, ReSound Corporation and Urologix, Inc. Of these established and emerging companies, C. R. Bard represented in excess of 10% of SeaMED's revenues for fiscal year 1996, each of four such companies represented between 5% and 10% of such revenues, and each of the remaining companies represented less than 5% of such revenues. SeaMED does not have ongoing contracts with all of these companies. See "Business -- Manufacturing Operations." SeaMED's revenues have grown from $8.7 million in fiscal year 1992 to $26.1 million in fiscal year 1996, a compound annual growth rate of 32%, and its operating income has grown from $807,000 in fiscal year 1992 to $2.1 million in fiscal year 1996, a compound annual growth rate of 27%. During this period, the number of manufactured instruments grew from seven to 23.


     Since 1988, SeaMED has focused its business primarily on manufacturing medical instruments and believes it is the largest independent manufacturer of advanced medical instruments for medical technology companies. As part of its growth strategy, SeaMED continues to expand its engineering expertise, regulatory knowledge and manufacturing capabilities, thereby allowing it to design and manufacture a broader range of medical instruments. During the fourth quarter of fiscal year 1996, SeaMED began manufacturing a nonmedical product for Coinstar, Inc., which accounted for $1.8 million and $2.5 million of SeaMED's revenues in the fourth quarter of fiscal year 1996 and the first quarter of fiscal year 1997, respectively.

     The demand for health care has grown rapidly in recent years, including demand for medical instruments that can lessen the overall cost of health care while improving patient outcomes. As medical instruments have incorporated the latest developments in computers, electronics, materials and other technologies, and medical technology companies have sought to comply with increasingly stringent regulatory requirements, the cost of product development and the length of the development cycle have increased substantially. The risks in developing and launching new medical products also have increased significantly as competition in the highly fragmented medical technology industry has increased. As a result, many medical technology companies increasingly are focusing their resources on certain critical functions and outsourcing others. SeaMED believes that the trend toward outsourcing engineering and manufacturing of durable medical instruments is in its early stages and will expand significantly.

     SeaMED provides complete solutions to meet its customers' needs for instrument engineering, prototyping, preproduction and volume manufacturing. SeaMED offers its customers the following advantages:

        - Broad experience in product development, engineering, manufacturing and regulatory compliance for advanced medical instruments

        - Reduction of fixed capital and personnel commitments for noncore functions

        -  Demand-driven production flexibility

        -  In-place resources to shorten time-to-market

        -  FDA and ISO 9001 compliant manufacturing facilities

        - Integrated engineering and manufacturing, improving quality and reducing costs

     SeaMED, a Washington corporation, was formed in 1976. SeaMED's executive offices are located at 14500 Northeast 87th Street, Redmond, Washington 98052 and its telephone number is (206) 867-1818.

                                  THE OFFERING


Common Stock offered by the Company..............  1,529,720 shares
Common Stock offered by the Selling
  Shareholders...................................  320,280 shares
Common Stock to be outstanding after this
  offering.......................................  5,136,906 shares(1)
Use of proceeds..................................  Repayment of outstanding bank indebtedness, expected to be between $3.5
                                                   million and $5.0 million, payment of
                                                   approximately $1.8 million for cumulative
                                                   dividends on Preferred Stock, to fund
                                                   working capital needs and for general
                                                   corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol....................  SEMD


                             SUMMARY FINANCIAL DATA
                    (in thousands, except per share amounts)

                                                                                     QUARTER
                                                 YEAR ENDED JUNE 30,           ENDED SEPTEMBER 30,
                                           -------------------------------     -------------------
                                            1994        1995        1996        1995        1996
                                           -------     -------     -------     -------     -------
STATEMENT OF INCOME DATA:
Revenues.................................  $14,720     $17,661     $26,130     $ 5,000     $10,076
Cost of sales............................   11,965      14,590      21,093       4,207       8,391
Gross margin.............................    2,755       3,071       5,037         793       1,685
Marketing, general and administrative
  expenses...............................    1,818       1,931       2,937         491         847
Operating income.........................      937       1,140       2,100         302         838
Net income...............................  $ 1,007     $   775     $ 1,240     $   167     $   487
                                           =======     =======     =======     =======     =======
Net income per share data(2):
  Primary................................  $  0.39     $  0.25     $  0.42     $  0.04     $  0.17
                                           =======     =======     =======     =======     =======
  Fully diluted..........................  $  0.30     $  0.21     $  0.32     $  0.04     $  0.12
                                           =======     =======     =======     =======     =======


                                                                           SEPTEMBER 30, 1996
                                                                       --------------------------
                                                                       PRO FORMA   AS ADJUSTED(3)
                                                                       ---------   --------------
BALANCE SHEET DATA:
Working capital......................................................   $ 3,747       $ 17,627
Total assets.........................................................    16,538         25,994
Notes payable to bank................................................     2,246             --
Long-term debt, including current portion............................     2,119            751
Total shareholders' equity...........................................     5,270         20,069


---------------

(1) Based on shares outstanding at September 30, 1996. Excludes 529,265 shares of Common Stock issuable upon exercise of stock options and a warrant outstanding at such date, which had a weighted average exercise price of $2.56 per share. Also excludes 96,418 shares reserved for issuance pursuant to future option grants under the Company's stock option plans. See "Management -- Stock Plans" and "Description of Capital Stock."

(2) See Note 1 of Notes to Financial Statements for an explanation of the number of shares used in computing net income per share.


(3) As adjusted to reflect the sale by the Company of 1,529,720 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered by this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

CUSTOMER RISK FACTORS

     SeaMED's success depends on the success of its customers and their instruments manufactured by SeaMED. Any unfavorable developments or adverse effects on the sales of those products or its customers' businesses, results of operations or financial condition could have a corresponding adverse effect on SeaMED. SeaMED believes that its customers and their products (and, accordingly, SeaMED) are generally subject to the following risks:

     Competitive Environment

     The medical products industry is highly competitive and subject to significant technological change, and requires ongoing investment to keep pace with technological developments and quality and regulatory requirements. The medical products industry consists of numerous companies, ranging from start-up to well-established companies. Many of SeaMED's customers have a limited number of products, and some market only a single product. As a result, any adverse development with respect to these customers' products may have a material adverse effect on the business and financial condition of such customer, which may adversely affect that customer's ability to purchase and pay for its products manufactured by the Company. The competitors and potential competitors of SeaMED's customers may succeed in developing or marketing technologies and products that will be more accepted in the marketplace than the instruments manufactured by SeaMED for its customers or that would render its customers' technology and products obsolete or noncompetitive. In addition, other competitors may develop alternative treatments or cures so that the need for the instruments manufactured by SeaMED could be reduced or eliminated. Many of SeaMED's customers are emerging medical technology companies that have competitors and potential competitors with substantially greater capital resources, research and development staffs and facilities and substantially greater experience in developing new products, obtaining regulatory approvals and manufacturing and marketing medical products. At September 30, 1996, approximately 10 customers, representing 38.8% of SeaMED's revenues in fiscal year 1996, were emerging medical technology companies. SeaMED's customers may not be successful in launching and marketing their products, or may not respond to pricing, marketing or other competitive pressures or the rapid technological innovation demanded by the marketplace and, as a result, may experience a dramatic drop in product sales, which would have an adverse effect on the Company's business, results of operations and financial condition. See
"Business -- Industry Overview."

     Customer Regulatory Compliance

     The Food and Drug Administration (the "FDA") regulates instruments manufactured by SeaMED under the Federal Food, Drug, and Cosmetic Act, as amended (the "FDC Act"), which requires certain clearances or approvals from the FDA before new medical devices can be marketed. As a prerequisite to any introduction of a new device into the medical marketplace, SeaMED's customers must obtain necessary product clearances or approvals from the FDA or other regulatory agencies with applicable jurisdiction. There can be no assurance that SeaMED's customers will obtain such clearances or approvals on a timely basis, if at all.

     Certain medical instruments manufactured by SeaMED may be subject to the need to obtain FDA approval of a premarket approval application ("PMA"), which requires substantial preclinical and clinical testing and may cause delays and prevent introduction of such instruments. Currently, nine of SeaMED's customers are seeking or plan to seek PMA approval for instruments to be manufactured by SeaMED. Other instruments can be marketed only by establishing "substantial equivalence" to a predicate device in a 510(k) premarket notification. FDA marketing approval and clearance regulations depend heavily on administrative interpretations, which may change retroactively and may create additional barriers that prevent or delay the introduction of a product. Marketing approval for PMA products could be denied altogether if clinical testing does not establish that the product is safe and effective. Clinical testing must be performed in accordance with the FDA's regulations. A customer's failure to comply with the FDA's requirements can result in the delay or denial of its PMA. Delays in obtaining PMA approval are frequent, and, in turn, could result in delaying or canceling customer orders from SeaMED. Many products never receive PMA approval. Once FDA approval is obtained, a new approval, in the form of a PMA supplement, may be needed to modify the device, its intended use, or its manufacturing. A 510(k) premarket notification may also need to contain clinical data. 510(k) clearance may be delayed, and, in some instances, 510(k) clearance is never obtained. Once a product is in commercial distribution, discovery of product problems or failure to comply with regulatory standards may result in restrictions on the product's future use or withdrawal of the product from the market despite prior governmental approval. In 1991, one of the Company's customers recalled its disposable product, and postponed all purchases of the related instrument from SeaMED, which had an adverse effect on the Company's results of operations. There can be no assurance that product recalls, product defects or loss of necessary regulatory approvals will not occur in the future. The delays and potential product cancellations inherent in the development, regulatory approval, commercialization and ongoing regulatory compliance of instruments manufactured by the Company may have a material adverse effect on the Company's business, reputation, results of operations and financial condition.

     Sales of SeaMED-manufactured medical instruments outside the United States are subject to regulatory requirements that vary widely from country to country. The time required to obtain approval for sale in foreign countries may be longer or shorter than that required for FDA approval, and the requirements may differ. The FDA also regulates the sale of exported medical devices, although to a lesser extent than devices sold in the United States. For medical products exported to countries in the European Community, SeaMED's customers will want their products to qualify for distribution under the "CE mark," which qualification enables certain medical products to move freely within the European Community. Commencing in 1998, medical product manufacturers will be required to obtain certifications necessary to enable the CE mark to be affixed to medical products they manufacture for sale throughout the European Community. In addition, SeaMED's customers must comply with other laws generally applicable to foreign trade, including technology export restrictions, tariffs and other regulatory barriers. There can be no assurance that SeaMED's customers will obtain all required clearances or approvals for exported products on a timely basis, if at all. Failure or delay in obtaining the requisite regulatory approvals for exported instruments manufactured by the Company may have an adverse effect on the Company's business, results of operations and financial condition.

     Medical instruments manufactured by SeaMED and marketed by its customers pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA and certain state and foreign regulatory agencies. Regulatory approvals may include significant limitations on the indicated uses for which the product may be marketed. FDA enforcement policy prohibits the marketing of approved medical products for unapproved uses. The Company's customers control the marketing of their products, including representing to the market the approved uses of their products. If a customer engages in prohibited marketing practices, the FDA or another regulatory agency with applicable jurisdiction could intervene, possibly resulting in marketing restrictions, including prohibitions on further product sales, or civil or criminal penalties, which could have an adverse effect on the Company's business, results of operations and financial condition.

     Changes in existing laws and regulations or policies could affect adversely the ability of the Company's customers to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on a customer's business, results of operations and financial condition, which, in turn, could affect adversely the Company's business, results of operations and financial condition. There can be no assurance that a customer of the Company, or the Company, will not be required to incur significant costs to comply with laws and regulations in the future or that compliance with such laws and regulations will not have a material adverse effect on the Company's business, results of operations and financial condition. See
"Business -- Governmental Regulation."

     Uncertain Market Acceptance of Products; Product Obsolescence

     There can be no assurance that SeaMED's customers' products will gain any significant market acceptance and market share among physicians, patients and health care payors, even if required regulatory approvals are obtained. Market acceptance may depend on a variety of factors, including educating physicians regarding the use of a new procedure, overcoming physician objections to certain effects of the product or its related treatment regimen, and convincing health care payors that the benefits of the product and its related treatment regimen outweigh its costs. Market acceptance and market share are also affected by the timing of market introduction of competitive products. Accordingly, the relative speed with which SeaMED's customers can develop products, gain regulatory approval and reimbursement acceptance and supply commercial quantities of the product to the market are expected to be important factors in market acceptance and market share. Many of SeaMED's customers, especially emerging medical technology companies, have limited or no experience in marketing their products and have not made marketing or distribution arrangements for their products. SeaMED's customers may be unable to establish effective sales and marketing and distribution channels to successfully commercialize their products.

     In addition, the marketplace for medical products is characterized by rapid change and technological innovation. As a result, SeaMED and its customers are subject to the risk of product obsolescence, whether from long development or government approval cycles or the development of improved products or processes by competitors. In addition, the marketplace could conclude that the task for which a customer's product was designed is no longer an element of a generally accepted diagnostic or treatment regimen. Any development adversely affecting the market for an instrument manufactured by SeaMED would result in the Company's having to reduce production volumes or to discontinue manufacturing the instrument, which could have an adverse effect on the Company's business, results of operations and financial condition. See "Business -- Industry Overview."

     Customers' Future Capital Requirements

     Many of SeaMED's customers, especially emerging medical technology companies, are not profitable and may have little or no revenues, but they have significant working capital requirements, for which the customer may be required to raise additional funds through public or private financings, including equity financings. Adequate funds for their operations may not be available when needed, if at all. Insufficient funds may require a customer to delay development of a product, clinical trials (if required) or the commercial introduction of the product or prevent such commercial introduction altogether. Depending on the significance of a customer's product to SeaMED's revenues or profitability, any adverse effect on a customer resulting from insufficient funds could result in an adverse effect on the Company's business, results of operations and financial condition.

     Uncertainty of Third-Party Reimbursement

     Sales of many of the instruments manufactured by SeaMED will be dependent in part on availability of adequate reimbursement for those instruments from third-party health care payors, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. Third-party payors are increasingly challenging the pricing of medical products and services. There can be no assurance that adequate levels of reimbursement will be available to enable SeaMED's customers to achieve market acceptance of their products. Without adequate support from third-party payors, the market for the products of SeaMED's customers may be limited.

     Nonmedical Customers

     While SeaMED has had little experience with nonmedical customers, nonmedical customers are subject to general business risks, such as competition, market acceptance of their products, capital requirements and credit risks. SeaMED's nonmedical customers operate in highly competitive industries in which their products compete on price, quality and product enhancements and are subject to risks of technological obsolescence. As a result, sales to nonmedical customers may be volatile and subject to risks of cancellation. Any unfavorable development experienced by a nonmedical customer, whether of a general nature or a specific risk not anticipated by SeaMED, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Customers and Products."

VARIABILITY OF OPERATING RESULTS

     SeaMED's annual and quarterly operating results are affected by a number of factors, including the volume and timing of customer orders, which vary due to
(i) variation in demand for the customer's products as a result of, among other things, product life cycles, competitive conditions and general economic conditions, (ii) the customer's attempt to balance its inventory, (iii) the customer's need to adapt to changing regulatory conditions and requirements, and
(iv) changes in the customer's manufacturing strategy. Under the terms of SeaMED's contracts with its customers, SeaMED's customers have broad discretion to control the volume and timing of instrument deliveries. In the past, changes in customer orders have had a significant effect on SeaMED's results of operations. Further, SeaMED's contracts with its customers typically have no minimum purchase requirements. As a result, production may be reduced or discontinued at any time, causing substantial sales fluctuations from quarter to quarter or from year to year. For example, in the second quarter of fiscal year 1995, three customers delayed production of instruments from which SeaMED expected significant revenues, one customer delayed a significant engineering project, and the benefit from related engineering headcount reductions could not be realized until subsequent periods. These circumstances combined to cause a decrease in revenues from $4.5 million in the first quarter of fiscal year 1995 to $3.6 million in the second quarter of fiscal year 1995, with a corresponding decrease in operating income from $359,000 to $54,000. Other factors that may adversely affect SeaMED's annual and quarterly results of operations include inexperience in manufacturing a particular instrument, inventory shortages or obsolescence, labor costs or shortages, low gross margins on engineering projects, an increase in engineering revenues as a percentage of total revenues, price competition and regulatory requirements. Because SeaMED's business organization and its related cost structure anticipate supporting a certain minimum level of revenues, the Company's limited ability to adjust its short-term cost structure would compound the adverse effect of any significant revenue reduction. Any one of these factors or a combination thereof could result in a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SMALL NUMBER OF CUSTOMERS

     Historically, a substantial percentage of SeaMED's net sales have been to fewer than 10 customers, the loss of any of which would adversely affect the Company's business, results of operations and financial condition. In each of the fiscal years ended June 30, 1995 and June 30, 1996, five of the Company's customers (not all the same in each year) together represented 49% and 41% of revenues, respectively, with C.R. Bard, Inc. accounting for more than 10% of the Company's revenues in fiscal year 1996. If one or more of SeaMED's customers experiences exceptional growth relative to other SeaMED customers, then SeaMED's success could become substantially more dependent on the continued success of such customer, and any unfavorable development regarding such customer or its product could result in a material adverse effect on the Company's business, results of operations and financial condition. Similarly, if one or more of SeaMED's customers were to seek and obtain price discounts from the Company for that customer's instruments, the resulting lower gross margins on those instruments may have an adverse effect on the Company's overall results of operations. In addition, if any customer with which SeaMED does a substantial amount of business were to encounter financial distress, the customer's unwillingness or inability to pay its obligation to the Company could result in a material adverse effect on the Company's results of operations and financial condition.

     SeaMED's sales to Coinstar, Inc. ("Coinstar"), a nonmedical customer for which SeaMED manufactures a coin-counting machine that exchanges loose coins for currency, represented approximately 25% of SeaMED's revenues for the quarter ended September 30, 1996. SeaMED currently manufactures these machines under a nonexclusive manufacturing agreement with Coinstar that allows Coinstar to cancel or modify orders with SeaMED on 90 days' notice. An order cancellation or modification by Coinstar could result in an adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and
"Business -- Customers and Products."

COMPETITION

     SeaMED faces competition from current and prospective customers who evaluate SeaMED's capabilities against the merits of designing, engineering and manufacturing instruments internally. SeaMED also faces competition from design firms and other manufacturers that operate in the medical technology industry. Most of SeaMED's customers have substantially greater financial and research and development resources than SeaMED and either operate internal design and manufacturing facilities or have sufficient resources to develop internal design and manufacturing capabilities. As a result of the consolidation of smaller manufacturers into larger manufacturers, some existing or prospective customers may be eliminated. In the future, SeaMED may also compete against new entrants to the industry. For example, a medical technology company with design and manufacturing capabilities (especially one with excess capacity) could decide to compete with SeaMED for outsource development and manufacturing of medical instruments. In addition, several large electronic contract manufacturers and defense department contractors with extensive engineering expertise may from time to time undertake design and/or manufacture of medical instruments. Although the Company is not aware of substantial competition from these noncustomer sources to date, there can be no assurance that these or other formidable competitors will not aggressively expand into the Company's targeted market segment in the future. Competition from any of the foregoing sources could place pressure on SeaMED to accept lower margins on its contracts or lose existing or potential business, which could result in a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Competition"

UNCERTAINTY OF MARKET ACCEPTANCE OF OUTSOURCING MANUFACTURE OF MEDICAL
INSTRUMENTS

     SeaMED believes that the market for outsourcing the manufacture of advanced medical instruments for medical technology companies is in its early stages. SeaMED's engineering and manufacturing activities require that customers provide SeaMED with access to their proprietary technology and relinquish the control associated with internal engineering and manufacturing. As a result, potential customers may decide that the risks of outsourcing engineering or manufacturing are too great or exceed the anticipated benefits of outsourcing. In addition, medical technology companies that have previously made substantial investments to establish design and manufacturing capabilities may be reluctant to outsource those functions. If the medical technology industry generally, or any significant existing or potential customer, concludes that the disadvantages of outsourcing manufacturing outweigh the advantages, SeaMED could suffer a substantial diminution in the size of its target market, which would have a material adverse effect on its business, results of operations and financial condition.

COMPLIANCE WITH REGULATORY AGENCY REQUIREMENTS

     SeaMED is subject to a variety of regulatory agency requirements in the United States and foreign countries relating to the instruments that it manufactures for its customers. The process of obtaining and maintaining required regulatory approvals and otherwise remaining in regulatory compliance in the United States and certain other countries is lengthy, expensive and uncertain.

     Applicable law requires that SeaMED comply with the FDA's detailed good manufacturing practices ("GMP") regulations for the manufacture of medical products. The FDA monitors compliance with its GMP regulations by subjecting medical product manufacturers to periodic FDA inspections of their manufacturing facilities. The FDA has recently revised the GMP regulations. The new regulations include authority for the FDA to regulate the design phase as well as the manufacture of medical products and make a number of other significant changes in the requirements applicable to manufacturers. To ensure compliance with GMP requirements, SeaMED expends significant time, resources and effort in the areas of training, production and quality assurance. In addition, the FDA typically inspects a manufacturer of a PMA device before approving a PMA. The failure to pass such an inspection could result in delay in approving a PMA. SeaMED is also subject to other regulatory requirements, and may need to submit reports to the FDA relating to certain types of adverse events. Failure to comply with GMP regulations or other applicable legal requirements can lead to warning letters, seizure of violative products, injunctive actions brought by the U.S. government and potential civil or criminal liability on the part of the Company and of the officers and employees who are responsible for the activities that lead to any violation. In addition, the continued sale of any instruments manufactured by the Company may be halted or otherwise restricted. Any such actions could have an adverse effect on the willingness of customers and prospective customers to do business with SeaMED. In order for the Company's instruments to be exported and for SeaMED and its customers to be qualified to use the CE mark, the Company maintains International Organization for Standardization ("ISO") 9001/EN 46001 certification, which subjects SeaMED's operations to periodic surveillance audits. The ultimate regulatory risks present in manufacturing products for markets governed by these standards are currently substantially similar to those posed by GMP regulations. There can be no assurance that the Company's manufacturing operations will be found to comply with GMP regulations, ISO standards or other applicable legal requirements or that the Company will not be required to incur substantial costs to maintain its compliance with existing or future manufacturing regulations, standards or other requirements. Any such noncompliance or increased cost of compliance could have a material adverse effect on the Company's business, results of operations and financial condition.

     SeaMED also is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. While SeaMED has not been the subject of any material proceeding concerning such laws and believes it is currently in compliance with such laws in all material respects, there can be no assurance that SeaMED will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business. Changes in existing requirements or adoption of new requirements or policies could affect adversely the ability of SeaMED to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, results of operations or financial condition. There can be no assurance that the Company will not be required to incur significant costs to comply with applicable laws and regulations in the future or that such laws and regulations will not have a material adverse effect on the Company's business, results of operations or financial condition. See "Business -- Quality Assurance and Regulatory Compliance" and "Business -- Governmental Regulation."

PRODUCT RECALLS, PRODUCT LIABILITY AND INSURANCE

     Many of the instruments SeaMED designs or manufactures are life-sustaining, life-supporting or implantable medical products. The tolerance for error in the design, manufacture or use of these products may be small or nonexistent. If an instrument designed or manufactured by the Company is found to be defective, whether due to design or manufacturing defects, to improper use of the product or to other reasons, the instrument may need to be recalled, possibly at the Company's expense. Furthermore, the adverse effect of a product recall on the Company might not be limited to the cost of the recall. For example, a product recall could cause a general investigation of the Company by applicable regulatory authorities as well as cause other customers to review and potentially terminate their relationships with the Company. Recalls, especially if accompanied by unfavorable publicity or termination of customer contracts, could result in substantial costs, loss of revenues and a diminution of the Company's reputation, each of which would have a material adverse effect on the Company's business, results of operations and financial condition.

     The manufacture and sale of the medical instruments manufactured by SeaMED involve the risk of product liability claims. Although SeaMED generally obtains indemnification from its customers for instruments it manufactures to the customers' specifications and in addition maintains product liability insurance, there can be no assurance that the indemnities will be honored or the coverage of the Company's insurance policies will be adequate. In addition, SeaMED generally provides a design defect warranty and indemnifies its customers for failure of an instrument to conform to design specifications and against defects in materials and workmanship. SeaMED intends to evaluate its insurance coverage from time to time in view of developments in its business and products currently under development. Product liability insurance is expensive and in the future may not be available on acceptable terms, in sufficient amounts, or at all. A successful claim brought against the Company in excess of its insurance coverage or any material claim for which insurance coverage was denied or limited and for which indemnification was not available could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Quality Assurance and Regulatory Compliance."

DEPENDENCE ON KEY PERSONNEL

     SeaMED's future success depends to a significant extent on the continued service of certain of its key managerial, technical and engineering personnel, particularly its President and Chief Executive Officer, W. Robert Berg, and its continuing ability to attract, train, assimilate and retain highly qualified engineering, technical and managerial personnel experienced in commercializing medical products. Competition for such personnel is intense, the available pool of qualified candidates is limited and there can be no assurance that SeaMED can retain its key engineering, technical and managerial personnel or that it can attract, train, assimilate or retain other highly qualified engineering, technical and managerial personnel in the future. The loss of Mr. Berg or any of SeaMED's other key personnel or the inability of SeaMED to hire, train, assimilate or retain qualified personnel could have a material adverse effect on the Company's business, results of operations and financial condition. None of the Company's key personnel has an employment agreement with the Company. The Company has obtained key-man life insurance policies on the life of W. Robert Berg in the amount of $2 million. See "Management."

POTENTIAL INABILITY TO SUSTAIN AND MANAGE GROWTH

     SeaMED's ability to manage its growth effectively will require it to continue to implement and improve its operational, financial and management information systems, to develop its managers' and project engineers' management skills and to train, motivate and manage its employees. If SeaMED cannot keep pace with the growth of its customers, it may lose customers and its growth may be limited. In particular, to accommodate future growth SeaMED may need to obtain additional space to continue manufacturing at optimum levels. SeaMED currently obtains additional manufacturing space based on its projected needs, which are based on, but do not necessarily reflect, its customers' production forecasts. As a result, the Company may from time to time have insufficient manufacturing facilities to fulfill on a timely basis unexpected and significant increases in customer orders. Although an existing manufacturing facility for PMA products may be able to be expanded without prior regulatory approval, establishing a new manufacturing facility for PMA products requires prior regulatory approval, which may cause production delays. The Company could lose customer business or miss growth opportunities in the future if it were unable to obtain adequate additional space on a timely basis. Conversely, if one or more customers were to cancel production orders, the Company may incur substantial lease obligations, resulting in excess production capacity, which could have a material adverse effect on the Company's business, results of operations and financial condition.

     SeaMED's business, both operationally and administratively, depends on SeaMED's ability to store, retrieve, process, manage and share significant amounts of information. In addition, SeaMED depends on its computer system to integrate its manufacturing processes with its quality assurance procedures (including, for example, maintaining distribution records and allowing for the tracing of certain product lots) to comply with GMP requirements and ISO 9001 standards. Although SeaMED believes that its existing computer system will adequately serve its near-term needs, it may need to upgrade its computer system if significant growth continues. Any difficulties or delays in upgrading the computer system, or in remaining in compliance with applicable GMP requirements and ISO 9001 standards, could adversely affect the manufacture and delivery of customer instruments, and the Company's management, reporting and internal control systems.

     The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

LIMITED SUPPLIERS AND SHORTAGES OF COMPONENT PARTS

     SeaMED relies on third-party suppliers for each of the component parts used in manufacturing its customers' instruments. Although component parts are generally available from multiple suppliers, certain component parts may require long lead times, and SeaMED may have to delay the manufacture of customer instruments from time to time due to the unavailability of certain component parts. In addition, even if component parts are available from an alternative supplier, SeaMED could experience additional delays in obtaining component parts if the supplier has not met SeaMED's vendor qualifications. Component shortages for a particular instrument may adversely affect the Company's ability to satisfy customer orders for that instrument. At various times, there have been shortages of component parts, especially electronics components. After consultation with affected customers, the Company has typically extended production schedules pending receipt of the delayed components. Such shortages and extensions of production schedules may delay the recognition of revenue by the Company and may in some cases constitute a breach of a customer contract, which may have a material adverse effect on SeaMED's business, results of operations and financial condition. If existing shortages of component parts continue or if additional shortages should occur, the Company may be forced to pay higher prices for affected components or delay manufacturing and shipping particular instruments, either of which could adversely affect customer demand for such instruments and the Company's business, results of operations and financial condition.

CUSTOMER CONFLICTS

     The medical technology industry reflects vigorous competition among its participants, sometimes leading to substantial animosity between competitors. SeaMED's growth may be adversely affected if its customers require SeaMED to enter into noncompetition agreements that prevent SeaMED from manufacturing instruments for its customers' competitors. For example, if SeaMED enters into a noncompetition agreement, SeaMED may be adversely affected if its customer's product is not successful and SeaMED must forgo an opportunity to manufacture a successful instrument for such customer's competitor. Any conflicts among its customers could prevent or deter SeaMED from obtaining contracts to manufacture successful instruments, which could result in a material adverse effect on its business, results of operations and financial condition.

FUTURE CAPITAL REQUIREMENTS

     SeaMED believes that the net proceeds of this offering, together with existing capital resources and amounts available under the Company's existing bank line of credit, will satisfy the Company's anticipated capital needs for the next 12 to 24 months (depending primarily on SeaMED's growth rate and its results of operations). Thereafter, SeaMED may be required to raise additional capital or increase its borrowing capacity, or both. There can be no assurance that alternative sources of equity or debt will be available in the future or, if available, will be on terms acceptable to SeaMED. Any additional equity financing would result in additional dilution to the Company's shareholders, including shareholders who purchase Common Stock in this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONTROL BY MANAGEMENT


     Following this offering, the current executive officers and directors of SeaMED and their affiliates will beneficially own or have voting control over approximately 43.7% of the outstanding Common Stock (approximately 41.6% if the Underwriters' over-allotment option is exercised in full). Accordingly, these individuals will have the ability to influence the election of the Company's directors and to effectively control most corporate actions. This concentration of ownership, together with other provisions in the Company's charter and applicable corporate law, may also have the effect of delaying, deterring or preventing a change in control of the Company. See "Principal and Selling Shareholders" and "Description of Capital Stock."


ANTITAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS AND LAWS

     Pursuant to SeaMED's Articles of Incorporation, the Board of Directors is authorized to issue 5,000,000 shares of Preferred Stock, no par value (the "Undesignated Preferred Stock"), in one or more classes or series, or both, and, without further approval of the shareholders, to fix dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each class or series of Undesignated Preferred Stock. The issuance of Undesignated Preferred Stock could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for Common Stock at a premium or otherwise adversely affect the market price of the Common Stock. The Company's Bylaws contain certain procedural requirements that could have the effect of delaying the ability of some shareholders to bring matters before a meeting of the shareholders or to nominate directors. The Washington Business Corporation Act (the "Washington Business Act") contains certain provisions that may have the effect of delaying or discouraging a hostile takeover of the Company. See "Description of Capital Stock -- Certain Provisions of Articles of Incorporation and Bylaws" and " -- Provisions Affecting Acquisitions and Business Combinations."

ABSENCE OF PRIOR MARKET; POTENTIAL VOLATILITY OF COMMON STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for the Common Stock will be determined by negotiations between the Company and the representatives of the Underwriters and may not be indicative of the market price of the Common Stock after this offering. See "Underwriting." The market price of the Common Stock may be volatile and may fluctuate based on a number of factors, including significant announcements by the Company and its competitors, quarterly fluctuations in the Company's operating results and general economic conditions and conditions in the medical technology industry. In addition, in recent years the stock market has experienced extreme price and volume fluctuations, which have had a substantial effect on the market prices for many medical-technology companies and are often unrelated to the operating performance of such companies.

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. Of the 5,136,906 shares outstanding following this offering, the 1,850,000 shares sold hereby will be freely tradable in the public market and the remaining 3,286,906 shares will be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Approximately 125,683 restricted securities will be eligible for sale immediately following this offering in reliance on Rule 144(k) under the Securities Act. Approximately 7,558 restricted securities will be eligible for sale 90 days following this offering in reliance on other provisions of Rule 144 and on Rule 701. Beginning 180 days after the closing of this offering, following the expiration of certain lockup agreements among the Underwriters, the Selling Shareholders, the Company's officers and directors and certain other shareholders of the Company, 2,831,332 additional currently outstanding shares of Common Stock will be eligible for sale in the public market, subject to the limitations of Rule 144 and Rule 701. If the Securities and Exchange Commission (the "Commission") adopts proposed amendments to Rule 144 to substantially reduce required holding periods for restricted securities, another 322,333 currently outstanding shares of Common Stock will be eligible for sale in the public market as described in the preceding sentence. In addition, certain shareholders, representing approximately 2,727,104 shares of Common Stock, have the right, subject to certain conditions, to include their shares in future registration statements relating to SeaMED's securities and to cause SeaMED to register certain shares of Common Stock owned by them. An additional 39,066 shares of Common Stock issuable upon exercise of an outstanding warrant and 586,617 shares of Common Stock reserved for issuance pursuant to the Company's stock option plans (the "Option Shares"), may become eligible for resale in the public market at various times after the expiration of the 180-day lockup period. The holders of 154,700 Option Shares which have vested and are not subject to lockup agreements could exercise their options and sell these shares in compliance with Rule 701 beginning 90 days after the effective date of this offering. The Company intends to register the Option Shares for resale in the public market following expiration of the lockup period. See "Shares Eligible for Future Sale."

NO SPECIFIC USE FOR SIGNIFICANT PORTION OF NET PROCEEDS

     SeaMED has not designated any specific use for the net proceeds of this offering remaining after payment of outstanding bank debt and the dividend on certain shares of its preferred stock. SeaMED intends to use the remaining net proceeds to fund working capital needs and for general corporate purposes, including leasehold improvements and purchases of equipment, and may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire other manufacturing or engineering businesses or assets that complement SeaMED's existing business. Accordingly, management will have significant flexibility in applying the net proceeds of this offering. See "Use of Proceeds."

DILUTION


     Purchasers of the Common Stock offered hereby will incur immediate and substantial dilution in the net tangible book value per share of the Common Stock from the assumed initial public offering price in the amount of $7.09 per share. See "Dilution."


ABSENCE OF DIVIDENDS

     The Company has never paid dividends on the Common Stock and does not anticipate paying any such dividends in the foreseeable future. In addition, the Company's current revolving credit facility prohibits the payment of dividends, but such restriction has been waived for the payment of cumulative dividends on Class A and Class D Preferred Stock upon the closing of this offering. See "Dividend Policy."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of 1,529,720 shares of Common Stock offered hereby are estimated to be approximately $14.8 million (approximately $17.6 million if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and offering expenses and assuming an initial public offering price of $11.00 per share.



     The Company intends to use a portion of such net proceeds to repay bank debt consisting of a bank line of credit and three notes payable, the aggregate outstanding balance of which is expected to be between $3.5 million and $5.0 million, and approximately $1.8 million of the net proceeds to pay cumulative dividends on Class A and Class D Preferred Stock. The three notes payable have interest rates of 8.5%, 8.75% and 8.75% and maturity dates of August 5, 1998, November 5, 1999 and July 5, 2000, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company intends to use the remaining net proceeds (ranging from $8.0 million to $9.5 million ($10.8 million to $12.3 million if the Underwriters' over-allotment is exercised in full)) to fund working capital needs and for general corporate purposes, including leasehold improvements and purchases of equipment. The Company, if the opportunity arises, may use an unspecified portion of the net proceeds to acquire other manufacturing or engineering businesses or assets that complement the Company's existing business. The Company currently is not engaged in any discussions regarding such acquisitions and has no plans, arrangements, understandings or agreements regarding any specific acquisition.


     Pending the uses set forth above, the net proceeds will be invested in short-term, investment-grade, interest-bearing securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

                                DIVIDEND POLICY

     The Company has never paid dividends on the Common Stock, and currently intends to retain all earnings for use in the expansion of its business, and does not anticipate paying any dividends on the Common Stock in the foreseeable future. In addition, the Company's current revolving credit facility prohibits the payment of dividends, but such restriction has been waived for the payment of cumulative dividends on Class A and Class D Preferred Stock upon the closing of this offering.

                                    DILUTION


     The Company's pro forma net tangible book value as of September 30, 1996 was approximately $5.3 million, or $1.46 per share. Pro forma net tangible book value per share represents the Company's total assets less intangible assets and total liabilities divided by the number of shares outstanding, adjusted on a pro forma basis for the (i) conversion into Common Stock of all outstanding shares of Preferred Stock and (ii) pro forma accrual of $1.7 million of cumulative dividends on Class A and D Preferred Stock as of September 30, 1996. Without taking into account any changes in such net tangible book value per share after September 30, 1996, other than to give effect to the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share and the receipt of the estimated net proceeds of such sale, the pro forma net tangible book value per share as of September 30, 1996 would have been approximately $20.1 million, or $3.91 per share. This represents an immediate increase in net tangible book value per share of $2.45 to existing shareholders and an immediate dilution of $7.09 per share to new investors. The following table sets forth this per share dilution:



Assumed initial public offering price per share.............................            $11.00
  Pro forma net tangible book value per share as of September 30, 1996......  $1.46
  Increase per share attributable to new investors..........................   2.45
                                                                              ------
Pro forma net tangible book value per share after this offering.............              3.91
                                                                                        ------
Dilution per share to new investors.........................................            $ 7.09
                                                                                        ======


     The following table summarizes, on a pro forma basis as of September 30, 1996, the differences between existing shareholders and investors in this offering with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid.


                                             SHARES
                                         PURCHASED(1)(2)          TOTAL CONSIDERATION
                                      ---------------------     -----------------------     AVERAGE PRICE
                                       NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                      ---------     -------     -----------     -------     -------------
Existing shareholders...............  3,607,186       70.2%     $ 5,533,472       24.7%        $  1.53
New investors.......................  1,529,720       29.8       16,826,920       75.3           11.00
                                      ---------      -----       ----------      -----
          Total.....................  5,136,906      100.0%     $22,360,392      100.0%
                                      =========      =====       ==========      =====


---------------

(1) Excludes 529,265 shares of Common Stock issuable upon exercise of stock options and a warrant outstanding at such date, which had a weighted average exercise price of $2.56 per share. Also excludes 96,418 shares reserved for issuance pursuant to future option grants under the Company's stock option plans. See "Management -- Stock Plans" and "Description of Capital Stock." To the extent these options and this warrant are exercised, there will be further dilution to new investors.


(2) Sales by the Selling Shareholders in this offering will reduce the number of shares held by existing shareholders as of September 30, 1996 to approximately 3,286,906 shares, or 64.0% (60.7% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after this offering, and will increase the number of shares to be purchased by new investors to 1,850,000 shares, or 36.0% (approximately 2,127,500 shares, or 39.3% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after this offering. See "Principal and Selling Shareholders."

                                 CAPITALIZATION


     The following table sets forth (i) the actual capitalization of the Company as of September 30, 1996, (ii) the pro forma capitalization after giving effect to the conversion of all outstanding shares of Preferred Stock into 2,934,029 shares of Common Stock upon the closing of this offering and the pro forma accrual of $1.7 million of cumulative dividends on Class A and D Preferred Stock as of September 30, 1996, and (iii) the adjusted capitalization after giving effect to the sale by the Company of the 1,529,720 shares of Common Stock offered by it hereby at an assumed initial public offering price of $11.00 per share, and the application of the estimated net proceeds thereof.



                                                                       SEPTEMBER 30, 1996
                                                              ------------------------------------
                                                              ACTUAL     PRO FORMA     AS ADJUSTED
                                                              ------     ---------     -----------
                                                                         (in thousands)
Notes payable to bank.......................................  $2,246      $ 2,246        $    --
                                                              =======     =======        =======
Current portion of long-term debt...........................  $  583      $   583        $   135
                                                              =======     =======        =======
Long-term debt, net of current portion......................  $1,535      $ 1,535        $   616
Convertible redeemable preferred stock......................   5,280           --             --
Shareholders' equity:
  Preferred stock, no par value, 14,050,000 shares
     authorized; 9,050,000 designated convertible redeemable
     shares.................................................      --           --             --
  Common stock, no par value, 10,000,000 shares authorized;
     673,157 shares issued and outstanding actual; 3,607,186
     shares issued and outstanding pro forma; 5,136,906
     shares issued and outstanding as adjusted(1)...........     889        5,345         20,144
  Note receivable from officer..............................     (75)         (75)           (75)
  Retained earnings.........................................     906           --             --
                                                              -------     -------        -------
       Total shareholders' equity...........................   1,720        5,270         20,069
                                                              -------     -------        -------
          Total capitalization..............................  $8,535      $ 6,805        $20,685
                                                              =======     =======        =======


---------------

(1) Excludes 529,265 shares issuable upon exercise of stock options and a warrant outstanding at such date, which had a weighted average exercise price of $2.56 per share. Also excludes 96,418 shares reserved for issuance pursuant to future option grants under the Company's stock option plans. See "Management -- Stock Plans" and "Description of Capital Stock."

                            SELECTED FINANCIAL DATA
                    (in thousands, except per share amounts)

     The following selected financial data as of June 30, 1995 and 1996, and for each of the periods ended June 30, 1994, 1995 and 1996, are derived from the financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus. The selected financial data as of June 30, 1992, 1993 and 1994, and for each of the periods ended June 30, 1992 and 1993, are derived from audited financial statements not included herein. The selected financial data as of September 30, 1996 and for the quarters ended September 30, 1995 and 1996 are derived from unaudited financial statements of the Company, which in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein. The results for the quarter ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year. The Company's fiscal year consists of the 52/53-week period that ends on the Thursday nearest to June 30. For convenience of presentation, all fiscal periods in this Prospectus are shown as ending on a calendar month-end. The data should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                  QUARTER
                                                    YEAR ENDED JUNE 30,                      ENDED SEPTEMBER 30,
                                   -----------------------------------------------------     ------------------
                                    1992       1993       1994        1995        1996        1995       1996
                                   ------     ------     -------     -------     -------     ------     -------
STATEMENT OF INCOME DATA:
Revenues.........................  $8,663     $9,582     $14,720     $17,661     $26,130     $5,000     $10,076
Cost of sales....................   6,426      7,444      11,965      14,590      21,093      4,207       8,391
                                   ------     ------     -------     -------     -------     ------     -------
                                    2,237      2,138       2,755       3,071       5,037        793       1,685
Marketing, general and
  administrative expenses........   1,430      1,239       1,818       1,931       2,937        491         847
                                   ------     ------     -------     -------     -------     ------     -------
Operating income.................     807        899         937       1,140       2,100        302         838
Other expense, net...............     106        114         138         185         192         49          89
                                   ------     ------     -------     -------     -------     ------     -------
Income before income taxes.......     701        785         799         955       1,908        253         749
Income tax benefit
  (provision)(1).................     (19)       245         208        (180)       (668)       (86)       (262)
                                   ------     ------     -------     -------     -------     ------     -------
Net income.......................  $  682     $1,030     $ 1,007     $   775     $ 1,240     $  167     $   487
                                   ======     ======     =======     =======     =======     ======     =======
Net income per share data(2):
  Primary........................  $ 0.26     $ 0.42     $  0.39     $  0.25     $  0.42     $ 0.04     $  0.17
                                   ======     ======     =======     =======     =======     ======     =======
  Fully diluted..................  $ 0.21     $ 0.31     $  0.30     $  0.21     $  0.32     $ 0.04     $  0.12
                                   ======     ======     =======     =======     =======     ======     =======

                                                        JUNE 30,                                        PRO FORMA
                                      ---------------------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                       1992      1993      1994     1995     1996         1996           1996(3)
                                      -------   -------   ------   ------   -------   -------------   -------------
BALANCE SHEET DATA:
Working capital.....................  $ 1,770   $ 2,686   $3,307   $4,497   $ 4,997      $ 5,477         $ 3,747
Total assets........................    3,616     4,903    7,571    9,900    16,064       16,538          16,538
Notes payable to bank...............       --        --      990      555     1,817        2,246           2,246
Long-term debt,
  including current portion.........    1,185     1,370    1,653    1,517     1,748        2,119           2,119
Convertible redeemable preferred
  stock.............................    3,815     3,815    3,815    5,280     5,280        5,280              --
Total shareholders' equity
  (deficit).........................   (2,747)   (1,713)    (672)     (38)    1,231        1,720           5,270

---------------

(1) For the fiscal years ended June 30, 1992, 1993 and 1994, reflects the benefit of utilization of net operating loss carryforwards, tax credit carryforwards and related changes in the deferred tax asset valuation allowance.

(2) See Note 1 of Notes to Financial Statements for an explanation of the number of shares used in computing net income per share.

(3) The pro forma balance sheet data as of September 30, 1996 reflect the pro forma conversion into shares of Common Stock of all outstanding shares of Preferred Stock and the pro forma accrual of $1.7 million of cumulative dividends on Class A and D Preferred Stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's Financial Statements and Notes thereto and other financial information included elsewhere in this Prospectus. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus. See "Risk Factors."

OVERVIEW


     SeaMED is a manufacturer of advanced medical instruments for medical technology companies. SeaMED was incorporated in 1976, and since 1988 has focused its business primarily on manufacturing medical instruments for medical technology companies. To assist its customers in developing and commercializing their products for manufacture by SeaMED, the Company provides a wide range of engineering services and regulatory expertise. SeaMED's revenues have grown from $8.7 million in fiscal year 1992 to $26.1 million in fiscal year 1996, a compound annual growth rate of 32%, and its operating income has grown from $807,000 in fiscal year 1992 to $2.1 million in fiscal year 1996, a compound annual growth rate of 27%.


     SeaMED's manufacturing contracts with its customers are usually exclusive contracts for a fixed period of time, generally ranging from three to five years. SeaMED negotiates each manufacturing contract independently, and each varies as to profitability. SeaMED negotiates the price of each manufactured instrument on a cost and margin formula. SeaMED's contracts with its customers generally permit annual manufacturing cost audits and price renegotiations. During the contract term, customers have broad discretion to control the volume and timing of instrument deliveries. Consequently, SeaMED's revenues with respect to each instrument may vary substantially from period to period, and an instrument that generates revenues in one quarter may not necessarily generate revenues in each quarter of a fiscal year. In addition, for a variety of reasons such as a customer's inventory levels, sales mix and timing of product launches, SeaMED's revenues for an instrument do not necessarily correspond to the customer's sales.

     Manufacturing revenue growth depends primarily on two factors: increased demand for instruments manufactured by SeaMED and SeaMED's ability to attract additional manufacturing contracts from emerging and established medical technology companies. SeaMED has no ability to increase demand for the instruments it manufactures because SeaMED's customers control all product marketing and sales. SeaMED markets its manufacturing capabilities and usually procures additional manufacturing contracts as a result of its engineering projects, but the volume and timing of future manufacturing revenues that relate to any specific engineering project are highly variable, and certain engineering projects may not lead to future manufacturing revenues. The manufacturing gross margin percentage from year to year depends primarily on the product mix, as gross margins vary by instrument and as a result of negotiated volume discounts. Management may negotiate volume discounts if the larger volume results in smaller per unit overhead allocation, thereby improving operating margin. For manufacturing revenues from instruments not yet approved for commercial use (known as "preproduction revenues"), the gross margin percentage is generally lower because a smaller number of units limits opportunities to achieve economies of scale, and the instrument and its manufacturing process are being refined.

     SeaMED provides its customers with engineering services at any stage of an instrument's development, as part of its strategy to obtain exclusive manufacturing rights for an instrument. SeaMED generally provides engineering services under a project plan that identifies the engineering tasks, deliverables and schedule. SeaMED negotiates each engineering project plan independently, and, as a business strategy, generally prices engineering contracts to cover direct project expenses (i.e., nonrecurring engineering expenses) plus a share of marketing, general and administrative expenses. SeaMED's objective in providing engineering services is to obtain, for a specific time period (usually three to five years), exclusive manufacturing rights to the instrument resulting from the engineering project. The customer can typically cancel the engineering project at any time upon short notice.

     Engineering revenues are derived primarily from professional services provided by SeaMED's engineers. The balance of engineering revenues is sales of materials to customers at cost. Engineering revenue growth depends primarily on three factors: (i) the number and scope of existing engineering projects, (ii) whether existing projects are in time-intensive phases, and (iii) whether new engineering projects of sufficient scope replace engineering projects that are completed or otherwise terminated. Engineering gross margins are low due to SeaMED's strategy of pricing engineering services as part of an exclusive manufacturing contract for the resulting instrument. Since demand for engineering services varies widely, SeaMED may experience from time to time excess engineering capacity. Engineering margins may fluctuate depending on the rates that customers pay under engineering project plans and the utilization rates of engineers.

     SeaMED from time to time selectively designs and manufactures nonmedical commercial products that benefit from SeaMED's engineering and manufacturing capabilities. SeaMED intends to maintain as its primary focus the design and manufacturing of advanced medical instruments for medical technology companies.

     SeaMED has historically designed, developed and manufactured certain proprietary instruments. SeaMED expects that fiscal year 1997 will be the last year in which it derives revenues from such instruments. SeaMED thereafter will derive its revenues exclusively by manufacturing instruments for its customers. SeaMED's revenues from its proprietary instruments were $1.2 million, $923,000, $1.4 million and $451,000 in fiscal years 1994, 1995 and 1996 and the first quarter of fiscal year 1997, respectively.

     Marketing, general and administrative expenses include the costs of SeaMED's marketing, finance, and management information systems departments and other administrative costs. In addition, marketing, general and administrative expenses include the cost of a Company-wide bonus tied to operating performance.

RESULTS OF OPERATIONS

  COMPARISON OF QUARTERS ENDED SEPTEMBER 30, 1995 AND 1996

     The following table sets forth statement of income data as a percentage of revenues for the quarters indicated.

                                                                           QUARTER ENDED
                                                                           SEPTEMBER 30,
                                                                         -----------------
                                                                         1995        1996
                                                                         -----       -----
    Revenues...........................................................  100.0%      100.0%
    Cost of sales......................................................   84.1        83.3
                                                                         -----       -----
    Gross margin.......................................................   15.9        16.7
    Marketing, general and administrative expenses.....................    9.9         8.4
                                                                         -----       -----
    Operating income...................................................    6.0         8.3
    Other expense, net.................................................    1.0         0.9
                                                                         -----       -----
    Income before income taxes.........................................    5.0         7.4
    Income tax provision...............................................    1.7         2.6
                                                                         -----       -----
    Net income.........................................................    3.3%        4.8%
                                                                         =====       =====

     Revenues

     The following table sets forth revenues with the corresponding percentage of total revenues and the quarter to quarter percentage increase for the quarters indicated.

                                                             QUARTER ENDED SEPTEMBER 30,
                                             ------------------------------------------------------------
                                                     1995                      1996
                                             ---------------------     ---------------------
                                                            % OF                      % OF
                                                           TOTAL                     TOTAL          %
                                             REVENUES     REVENUES     REVENUES     REVENUES     INCREASE
                                             --------     --------     --------     --------     --------
                                                                (dollars in thousands)
Manufacturing..............................   $3,475         69.5%     $  6,724        66.7%        93.5%
Engineering................................    1,525         30.5         3,352        33.3        119.8%
                                              ------        -----       -------       -----
  Total revenues...........................   $5,000        100.0%     $ 10,076       100.0%       101.5%
                                              ======        =====       =======       =====

     Manufacturing revenues increased by approximately $3.2 million from the first quarter of fiscal year 1996 to the first quarter of fiscal year 1997, due primarily to a new nonmedical product manufactured for Coinstar under a nonexclusive contract adding approximately $2.3 million in revenues, new instruments adding approximately $667,000 in revenues and increased revenues from existing instruments adding approximately $1.5 million. SeaMED began sales to Coinstar in the fourth quarter of fiscal year 1996, and sales to Coinstar in the first quarter of fiscal year 1997 represented approximately 25.0% of total revenues and approximately 33.5% of manufacturing revenues. See "Risk
Factors -- Dependence on Small Number of Customers" and "Business -- Customers and Products." Increases in manufacturing revenues were offset by decreased volume of certain existing instruments and the phase-out of other instruments. Significant manufacturing revenues were generated by 11 instruments in the first quarter of fiscal year 1996 and 12 instruments and one nonmedical product in the first quarter of fiscal year 1997.

     Engineering revenues increased by approximately $1.8 million from the first quarter of fiscal year 1996 to the first quarter of fiscal year 1997, due primarily to new projects adding approximately $1.5 million in revenues, and increased time and hourly rates being billed on existing projects adding approximately $763,000 in revenues. Increases in engineering revenues were offset by the transition of certain projects from engineering to manufacturing and other projects being delayed or cancelled.

     SeaMED intends to maintain as its primary focus the design and manufacturing of advanced medical instruments for medical technology companies. Management expects the percentage of the Company's revenues derived from nonmedical products to decline in subsequent quarters unless SeaMED undertakes to manufacture another high-volume or high-margin nonmedical product.

     Gross Margin

     The following table sets forth gross margin, both in dollar amounts and as a percentage of the corresponding revenue figure for the quarters indicated.

                                                          QUARTER ENDED SEPTEMBER 30,
                                              ---------------------------------------------------
                                                       1995                        1996
                                              -----------------------     -----------------------
                                                GROSS         GROSS         GROSS         GROSS
                                              MARGIN($)     MARGIN(%)     MARGIN($)     MARGIN(%)
                                              ---------     ---------     ---------     ---------
                                                            (dollars in thousands)
    Manufacturing...........................    $ 746          21.5%       $ 1,285         19.1%
    Engineering.............................       47           3.1%           400         11.9%
                                                 ----                       ------
         Total gross margin.................    $ 793          15.9%       $ 1,685         16.7%
                                                 ====                       ======

     Manufacturing gross margin decreased from 21.5% of manufacturing revenues in the first quarter of fiscal year 1996 to 19.1% in the first quarter of fiscal year 1997, due primarily to a negative gross margin (loss) on a medical instrument that will be phased out of full production in the second quarter of fiscal year 1997 and a negative gross margin on an instrument in preproduction. The decrease from the fiscal year 1996 manufacturing gross margin percentage of 23.6% to a manufacturing gross margin percentage of 19.1% in the first quarter of fiscal year 1997 was primarily attributable to the same negative gross margins. Management expects the fiscal year 1997 manufacturing gross margin percentage to be lower than the fiscal year 1996 manufacturing gross margin percentage of 23.6%. Engineering gross margin increased from 3.1% of engineering revenues in the first quarter of fiscal year 1996 to 11.9% in the first quarter of fiscal year 1997. This increase reflects a trend of increasing engineering gross margin percentages, due primarily to (i) spreading certain fixed engineering costs over a higher revenue base, (ii) better utilization of engineers, and (iii) increased hourly rates for engineering services. Management expects the fiscal year 1997 engineering gross margin percentage to be near 10%.

     Marketing, General and Administrative Expenses

     Marketing, general and administrative expenses increased from $491,000 in the first quarter of fiscal year 1996 to $847,000 in the first quarter of fiscal year 1997, but as a percentage of revenues decreased from 9.9% to 8.4% for the respective quarters (9.1% and 6.2%, respectively, before Company-wide bonus accruals). The decrease in marketing, general and administrative expenses as a percentage of revenues is due to increased revenues without a proportionate increased commitment of marketing, general and administrative resources.

     Operating Income

     Operating income increased 177.5% from $302,000 (6.0% of revenues) in the first quarter of fiscal year 1996 to $838,000 (8.3% of revenues) in the first quarter of fiscal year 1997, due primarily to increased revenues and a decrease in marketing, general and administrative expenses as a percentage of revenues.

  COMPARISON OF YEARS ENDED JUNE 30, 1994, 1995 AND 1996

     The following table sets forth statement of income data as a percentage of revenues for the fiscal years indicated.

                                                                     YEAR ENDED JUNE 30,
                                                                  -------------------------
                                                                  1994      1995      1996
                                                                  -----     -----     -----
    Revenues....................................................  100.0%    100.0%    100.0%
    Cost of sales...............................................   81.3      82.6      80.7
                                                                  -----     -----     -----
    Gross margin................................................   18.7      17.4      19.3
    Marketing, general and administrative expenses..............   12.4      10.9      11.3
                                                                  -----     -----     -----
    Operating income............................................    6.3       6.5       8.0
    Other expense, net..........................................    0.9       1.1       0.7
                                                                  -----     -----     -----
    Income before income taxes..................................    5.4       5.4       7.3
    Income tax benefit (provision)..............................    1.4      (1.0)     (2.6)
                                                                  -----     -----     -----
    Net income..................................................    6.8%      4.4%      4.7%
                                                                  =====     =====     =====

     Revenues

     The following table sets forth revenues with the corresponding percentage of total revenues and the year-to-year percentage increase for the fiscal years indicated.

                                                                         YEAR ENDED JUNE 30,
                                        -------------------------------------------------------------------------------------
                                               1994                  1995                             1996
                                        -------------------   -------------------              -------------------
                                                     % OF                  % OF                             % OF
                                                    TOTAL                 TOTAL        %                   TOTAL        %
                                        REVENUES   REVENUES   REVENUES   REVENUES   INCREASE   REVENUES   REVENUES   INCREASE
                                        --------   --------   --------   --------   --------   --------   --------   --------
                                                                       (dollars in thousands)
Manufacturing.........................  $10,029       68.1%   $11,941       67.6%     19.1%    $17,725       67.8%     48.4%
Engineering...........................    4,691       31.9      5,721       32.4      22.0%      8,405       32.2      46.9%
                                        --------   --------   --------   --------              --------   --------
  Total revenues......................  $14,720      100.0%   $17,661      100.0%     20.0%    $26,130      100.0%     48.0%
                                        ========   ========   ========   ========              ========   ========


     Manufacturing revenues increased by approximately $5.8 million from fiscal year 1995 to fiscal year 1996, due primarily to new instruments adding approximately $653,000 in revenues, nonmedical products adding approximately $1.7 million in revenues and increased revenues from existing instruments adding approximately $5.2 million. Increases in manufacturing revenues were offset by decreased volume of certain existing instruments and the phase-out of other instruments. Although 18 and 23 instruments contributed to manufacturing revenues in fiscal years 1995 and 1996, respectively, significant manufacturing revenues were generated by 12 instruments in fiscal year 1995 and 13 instruments and one nonmedical product in fiscal year 1996. Engineering revenues increased by approximately $2.7 million from fiscal year 1995 to fiscal year 1996, due primarily to new projects adding approximately $2.0 million in revenues, and increased time and hourly rates being billed on existing projects adding approximately $3.0 million in revenues. Increases in engineering revenues were offset by the transition of certain projects from engineering to manufacturing and other projects being delayed or cancelled.


     Manufacturing revenues increased by approximately $1.9 million from fiscal year 1994 to fiscal year 1995, due primarily to new instruments adding approximately $1.7 million in revenues and increased revenues from existing instruments adding approximately $2.8 million. Increases in manufacturing revenues were offset by decreased volume of certain existing instruments. Although 14 instruments contributed to manufacturing revenues in fiscal year 1994, significant manufacturing revenues were generated by nine instruments in fiscal year 1994. Engineering revenues increased by approximately $1.0 million from fiscal year 1994 to fiscal year 1995, due primarily to new projects adding approximately $894,000 in revenues, and increased time and hourly rates being billed on existing projects adding approximately $2.3 million in revenues. Increases in engineering revenues were offset by the transition of certain projects from engineering to manufacturing and other projects being delayed or cancelled.


     Price adjustments under existing manufacturing contracts have not been significant. Increases in revenues have not been significantly influenced by inflation.

     Gross Margin

     The following table sets forth gross margin, both in dollar amounts and as a percentage of the corresponding revenue figure for the fiscal years indicated.

                                                             YEAR ENDED JUNE 30,
                                    ---------------------------------------------------------------------
                                            1994                    1995                    1996
                                    ---------------------   ---------------------   ---------------------
                                      GROSS       GROSS       GROSS       GROSS       GROSS       GROSS
                                    MARGIN($)   MARGIN(%)   MARGIN($)   MARGIN(%)   MARGIN($)   MARGIN(%)
                                    ---------   ---------   ---------   ---------   ---------   ---------
                                                           (dollars in thousands)
Manufacturing.....................   $ 2,491       24.8%     $ 2,611       21.9%     $ 4,184       23.6%
Engineering.......................       264        5.6%         460        8.0%         854       10.2%
                                      ------                  ------                  ------
     Total gross margin...........   $ 2,755       18.7%     $ 3,071       17.4%     $ 5,038       19.3%
                                      ======                  ======                  ======

     Manufacturing gross margin increased from 21.9% of manufacturing revenues in fiscal year 1995 to 23.6% in fiscal year 1996, due primarily to changes in the product mix to higher gross margin products, including a decrease in the percentage of manufacturing revenues derived from products in preproduction. Engineering gross margin as a percentage of engineering revenues has increased from 8.0% in fiscal year 1995 to 10.2% in fiscal year 1996. This trend was due primarily to (i) spreading certain fixed engineering costs over a higher revenue base, (ii) better utilization of engineers, and (iii) increased hourly rates for engineering services.

     Manufacturing gross margin decreased from 24.8% in fiscal year 1994 to 21.9% in fiscal year 1995, due primarily to changes in the product mix to lower-margin products, including an increase of the percentage of manufacturing revenues derived from products in preproduction. Engineering gross margin as a percentage of engineering revenues increased from 5.6% in fiscal year 1994 to 8.0% in fiscal year 1995 for the reasons stated above.

     Marketing, General and Administrative Expenses

     The following table sets forth marketing, general and administrative expenses with the corresponding percentage of revenues for the fiscal years indicated.

                           YEAR ENDED JUNE 30,
-------------------------------------------------------------------------
        1994                      1995                      1996
---------------------     ---------------------     ---------------------
  MG&A         % OF         MG&A         % OF         MG&A         % OF
EXPENSES     REVENUES     EXPENSES     REVENUES     EXPENSES     REVENUES
--------     --------     --------     --------     --------     --------
                         (dollars in thousands)
 $1,818        12.4%       $1,931        10.9%       $2,938        11.3%

     Marketing, general and administrative expenses increased by approximately $1.0 million from fiscal year 1995 to fiscal year 1996, due primarily to increased Company-wide bonuses and increased management information systems costs. Marketing, general and administrative expenses before bonuses represented 10.0% and 8.5% of revenues in fiscal years 1995 and 1996, respectively, as fixed costs were spread over a higher revenue base. If anticipated revenue growth occurs, SeaMED expects marketing, general and administrative expenses as a percentage of revenues to decline in the near term.

     Marketing, general and administrative expenses did not change significantly from fiscal year 1994 to fiscal year 1995 because the number of employees in the relevant departments remained substantially the same.

Marketing, general and administrative expenses before bonuses represented 11.7% of revenues in fiscal year 1994.

     Operating Income

     The following table sets forth operating income with the corresponding operating margin as a percentage of revenues and the year-to-year percentage increase for the fiscal years indicated.

                                           YEAR ENDED JUNE 30,
---------------------------------------------------------------------------------------------------------
         1994                        1995                                     1996
-----------------------     -----------------------                  -----------------------
OPERATING     OPERATING     OPERATING     OPERATING        %         OPERATING     OPERATING        %
 INCOME        MARGIN        INCOME        MARGIN       INCREASE      INCOME        MARGIN       INCREASE
---------     ---------     ---------     ---------     --------     ---------     ---------     --------
                                         (dollars in thousands)
  $ 937          6.3%        $ 1,140         6.5%         21.6%       $ 2,100         8.0%         84.2%

     The $960,000 increase in operating income from fiscal year 1995 to fiscal year 1996 is due primarily to an increase in both manufacturing volume and the manufacturing gross margin percentage. In addition, engineering volume and gross margins improved. These improvements were offset by the increase in marketing, general and administrative expenses, the most significant of which was the Company-wide bonus.

     The increase in operating income from fiscal year 1994 to fiscal year 1995 was due primarily to increased revenues.

     Income Taxes

     The Company's effective tax rate was 35% in fiscal year 1996 and 18.9% in fiscal year 1995. A tax benefit of $208,500 was recorded in fiscal year 1994. Differences from the federal statutory income tax rate of 34% for fiscal years 1994 and 1995 resulted primarily from the use of net operating loss carryforwards and tax credits and the reversal of valuation allowances due to changes in the estimate of realizable deferred tax assets. The Company expects the future effective tax rate to stabilize at a rate that approximates the federal statutory rate of 35%.

  QUARTERLY OPERATING DATA

     Changes in customer orders have had a significant effect on SeaMED's results of operations. The volume and timing of customer orders may vary due to
(i) variation in demand for customer products as a result of, among other things, product life cycles, competitive conditions and general economic conditions, (ii) the customer's attempt to balance its inventory, (iii) the customer's need to adapt to changing regulatory conditions and requirements, and
(iv) changes in the customer's manufacturing strategy. Production may be reduced or discontinued at any time, causing sales fluctuations from quarter to quarter. SeaMED's business organization and its related cost structure anticipate supporting a certain minimum level of revenues. The Company, therefore, has a limited ability to adjust its short-term cost structure, which compounds quarterly fluctuations.

     The following table sets forth unaudited revenues, operating income, net income (loss) and fully diluted net income per share of SeaMED for each of the quarters for the fiscal years ended June 30, 1995 and 1996 and for the first quarter of fiscal year 1997, which ended on September 30, 1996. In the opinion of management, the data include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein.

                                    FISCAL YEAR 1995                        FISCAL YEAR 1996              FISCAL YEAR 1997
                          -------------------------------------   -------------------------------------   ----------------
                           FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH         FIRST
                          QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER       QUARTER
                          -------   -------   -------   -------   -------   -------   -------   -------   ----------------
                                                  (dollars in thousands, except per share amounts)
Revenues................  $4,452    $3,635    $4,560    $5,014    $5,000    $5,366    $7,040    $8,724        $ 10,076
Operating income........     359        54       423       304       302       334       644       820             838
Net income (loss).......     249        (2)      316       212       167       182       395       496             487
Fully diluted net income
  per share.............  $ 0.07        --    $ 0.08    $ 0.05    $ 0.04    $ 0.05    $ 0.10    $ 0.13        $   0.12

     The Company's quarterly results may fluctuate significantly, and the results for the first quarter of fiscal year 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year.

LIQUIDITY AND CAPITAL RESOURCES


     SeaMED has historically financed its operations through earnings, debt and sales of securities. Net cash provided by operating activities was approximately $658,000 in fiscal year 1995 compared to net cash used in operating activities of approximately $296,000 in fiscal year 1996, with the change being due primarily to the need to use increased fiscal year 1996 earnings to finance a large increase in working capital. Net cash used in operating activities was $1.0 million in fiscal year 1994 compared to net cash provided by operating activities of $658,000 in fiscal year 1995, with the change being due primarily to a smaller increase in inventory and accounts receivable in fiscal year 1995.


     SeaMED has a zero-balance cash management arrangement with Pacific Northwest Bank (the "Bank"). Under this arrangement, the amount outstanding under SeaMED's line of credit fluctuates daily based on the Company's receipts and disbursements. Under the line of credit, SeaMED can borrow up to 80% of eligible accounts receivable (less than 60 days outstanding) to a maximum of $4.0 million. Borrowings under the line bear interest at the Bank's prime rate plus .25% (8.5% at September 30, 1996) and are secured by receivables and inventories. The line is subject to annual approval and extension by December 1 of each year. At September 30, 1996, SeaMED had drawn approximately $2.2 million against the $4.0 million limit.

     In addition to the line of credit, SeaMED has three notes payable to the Bank, each of which requires monthly payments including interest and is secured by a lien on the Company's equipment. One such note bears interest at a rate of 8.5%, requires monthly payments of approximately $19,000, is due on August 5, 1998, and at September 30, 1996 had an outstanding balance of approximately $392,000. The second such note bears interest at a rate of 8.75%, requires monthly payments of approximately $15,000, is due on November 5, 1999, and at September 30, 1996 had an outstanding balance of approximately $492,000. The third such note bears interest at a rate of 8.75%, requires monthly payments of approximately $12,000, is due on July 5, 2000, and at September 30, 1996 had an outstanding balance of approximately $484,000.

     At September 30, 1996, total indebtedness to the Bank, including the line of credit and the three notes payable, was approximately $3.6 million. SeaMED anticipates using a portion of the net proceeds of this offering to repay all outstanding indebtedness to the Bank.

     In addition to borrowings from the Bank, SeaMED also has an unsecured subordinated note payable to Cordis Corporation, with an interest rate adjustment on each July 1 to the prime rate plus 2% (10% at September 30, 1996), with a maximum rate of 10% and a minimum rate of 7%. The note is due in monthly payments of $17,000 through May 2001. At September 30, 1996, the balance outstanding on this note was approximately $751,000.

     SeaMED expects to use a portion of the net proceeds of this offering to pay a cumulative preferred dividend of approximately $1.8 million, to fund working capital needs and for general corporate purposes, including leasehold improvements and purchases of equipment. The Company, if the opportunity arises, may use an unspecified portion of the net proceeds to acquire other manufacturing or engineering businesses or assets that complement the Company's existing business. The Company currently is not engaged in any discussions regarding such acquisitions and has no plans, arrangements, understandings or agreements regarding any specific acquisition.

     SeaMED believes that the net proceeds of this offering, together with existing capital resources and amounts available under its existing line of credit with the Bank, will satisfy the Company's anticipated capital needs for the next 12 to 24 months (depending primarily on SeaMED's growth rate and its results of operations). To accommodate anticipated future growth, SeaMED will need additional sources of capital to fund working capital needs for inventory and accounts receivable, to lease and acquire equipment for additional plant facilities and to make other capital expenditures. Capital expenditures were $876,000 in fiscal year 1994, $1.2 million in fiscal year 1995 and $1.5 million in fiscal year 1996. Management currently projects that capital expenditures will be approximately $2.0 million in fiscal year 1997. Following this offering, SeaMED will review the adequacy of its line of credit.

     SeaMED leases two buildings under long-term leases with an aggregate of approximately 81,000 square feet, which require annual lease payments of approximately $900,000. In September 1996, SeaMED entered into a lease for an additional 90,000 square feet of space for a term of 10 years with two five-year renewal options. When fully occupied (anticipated to be by January 1, 1999), the annual lease payment on this space will be approximately $1.2 million.

     There can be no assurance that appropriate sources of capital will be available in the future or, if available, will be on terms acceptable to the Company. See "Risk Factors -- Future Capital Requirements."

                                    BUSINESS
INTRODUCTION


     SeaMED manufactures advanced durable electronic medical instruments for medical technology companies, often as part of systems that also include single-use components. To assist its customers in developing and commercializing their instruments for manufacture by SeaMED, the Company provides a wide range of engineering services and regulatory expertise. In its last fiscal year, SeaMED manufactured or engineered medical instruments for many established medical technology companies, including Arrow International, Inc., Becton, Dickinson and Company, Boston Scientific Corporation, C. R. Bard, Inc., Guidant Corporation, Johnson & Johnson, Physio-Control Corporation, Sorin Biomedical Inc., St. Jude Medical, Inc. and United States Surgical Corporation. SeaMED's customers also include many emerging medical technology companies such as Aksys Ltd., ArthroCare Corporation, Biofield Corp., CellPro, Incorporated, Gynecare, Inc., Optical Sensors Incorporated, ReSound Corporation and Urologix, Inc. Of these established and emerging companies, C. R. Bard represented in excess of 10% of SeaMED's revenues for fiscal year 1996, each of four such companies represented between 5% and 10% of such revenues, and each of the remaining companies represented less than 5% of such revenues. SeaMED does not have ongoing contracts with all of these companies. See "-- Manufacturing Operations." SeaMED's revenues have grown from $8.7 million in fiscal year 1992 to $26.1 million in fiscal year 1996, a compound annual growth rate of 32%, and its operating income has grown from $807,000 in fiscal year 1992 to $2.1 million in fiscal year 1996, a compound annual growth rate of 27%. During this period, the number of manufactured instruments grew from seven to 23.


     Since 1988, SeaMED has focused its business primarily on manufacturing medical instruments and believes it is the largest independent manufacturer of advanced medical instruments for medical technology companies. As part of its growth strategy, SeaMED continues to expand its engineering expertise, regulatory knowledge and manufacturing capabilities, thereby allowing it to design and manufacture a broader range of medical instruments. SeaMED also utilizes its existing resources and expertise by accepting high value-added engineering and manufacturing contracts for select nonmedical products.

INDUSTRY OVERVIEW

     Demand for health care has grown rapidly in recent years, and is expected to continue to increase as the population ages. Advancements in science, medicine, and computers have dramatically expanded the number and variety of effective medical procedures. The most advanced medical procedures and techniques, many of which use advanced medical instruments, now are common treatments under many health insurance plans. As insurance companies and federal and state governments have expanded the medical procedures for which health care providers would be reimbursed, demand has grown for the medical instruments and systems needed for these procedures. More recently, in response to increasing pressure to control rising health care costs, medical technology companies have developed advanced medical instruments and systems that improve patient outcomes and lessen the overall cost of health care by reducing palliative care and acute hospital stays.

     As medical products have incorporated the latest developments in computers, electronics, materials and other technologies, the cost of product development and the length of the development cycle have increased substantially. The risks in developing and launching new medical products also have increased significantly as competition in the highly fragmented medical technology industry has increased. As a result, medical technology companies face increased pressure to bring new products to market in the shortest possible time, reduce costs, maintain or increase market share and accelerate realization of revenue.

     At the same time, the FDA and the European Community have adopted increasingly stringent and evolving regulatory requirements for the manufacture of medical products. In the United States, certain medical products are subject to the FDA's PMA requirements and many medical products require premarket clearance. In addition, products are subject to regulation with respect to manufacture, labeling, distribution, postmarket reporting and promotion. Under European quality standards to be effective in 1998, the design of medical products must satisfy specific engineering design process standards. To market and sell their products, medical technology companies must invest significant financial resources to establish and maintain manufacturing facilities that comply with the FDA's GMP requirements and the European Community's quality system standards, particularly if the facilities produce life-supporting, life-sustaining, or implantable products. After the often lengthy and time-consuming process of obtaining FDA marketing authorization and ISO certification, medical technology companies must devote substantial managerial oversight to ensure continued compliance with FDA and European Community requirements.

     SeaMED believes that the trend toward outsourcing medical product engineering and manufacturing is in its early stages and outsourcing revenues represent a very small percentage of the more than $30 billion medical technology industry. SeaMED also believes that medical technology companies will expand their outsourcing of engineering and manufacturing and that SeaMED is well positioned for such expansion. With intensified competition, higher initial product development costs and longer product development and regulatory cycles, many of SeaMED's customers have chosen to concentrate product development and manufacturing resources on higher-volume single-use components and to outsource the development and manufacturing of durable medical instruments.

THE SEAMED ADVANTAGES

     SeaMED provides integrated solutions to the engineering, regulatory and manufacturing challenges of advanced medical instruments. SeaMED offers its customers the following advantages:

        - Broad Experience With Numerous Advanced Medical Instruments. Since 1992, SeaMED has manufactured 21 different advanced medical instruments that incorporate diverse technologies, and it currently has an additional 14 instruments or systems in the engineering design phase. As a result, SeaMED has developed considerable expertise in solving its customers' product development, engineering, manufacturing and regulatory issues.

        - Focus on Core Functions. By relying on SeaMED's engineering and manufacturing capabilities, customers can focus management efforts on product research, clinical development and sales and marketing, as well as manufacturing their higher-volume, single-use components. In addition, SeaMED's customers can shift to variable costs the high fixed costs associated with staffing and maintaining GMP compliant facilities for durable medical instruments.

        - Production Flexibility. SeaMED's broad customer base permits it to offer its customers production flexibility, which enables customers to adjust production volumes in response to fluctuations in market demand or regulatory issues.

        - Rapid Product Development. SeaMED believes that, with its engineering and manufacturing capabilities, it can more rapidly develop and manufacture new products at a lower overall cost than its customers, which otherwise expend significant time and financial resources to develop internal engineering expertise, establish GMP-qualified manufacturing facilities and obtain ISO certification.

        - Regulatory Compliant Manufacturing. SeaMED's medical manufacturing facilities are ISO 9001/EN 46001 certified and SeaMED believes that they comply with GMP requirements. SeaMED currently manufactures six medical instruments that are regulated as Class III instruments, which is the most stringent FDA regulatory category. Due to the critical nature of regulatory compliance, SeaMED devotes significant management time and financial resources to GMP compliance and ISO certification.

        - Integrated Engineering and Manufacturing. SeaMED provides a wide range of engineering services, and has the capabilities to provide complete instrument or system design (including engineering, testing, component analysis and regulatory compliance), which enhances its manufacturing business. By integrating engineering design work with manufacturing processes, materials acquisitions and quality and regulatory considerations, SeaMED believes that it can increase the quality and lower the overall cost of the instruments that it manufactures for its customers. Since 1992, SeaMED's engineering staff has performed substantially all the engineering design work for 15 medical instruments.

CUSTOMERS AND PRODUCTS

     SeaMED's customers include some of the world's largest medical technology companies as well as many emerging medical technology companies. As of September 30, 1996, SeaMED was manufacturing 18 medical instruments for 18 customers and was engaged in the engineering design phase of 14 instruments for 11 customers. In fiscal year 1996, revenues from one customer, C. R. Bard, Inc., accounted for more than 10% of the Company's revenues. SeaMED negotiates separate contracts with its customers for engineering design services and product manufacturing. Most projects begin with an engineering design contract. As a business strategy, SeaMED generally prices engineering contracts to cover direct project expenses (i.e., nonrecurring engineering expenses) plus a share of operating expenses. SeaMED's objective is to obtain the exclusive manufacturing rights to medical instruments for a specific time period, generally three to five years. SeaMED believes that no customer has replaced SeaMED as its manufacturer.


     The following list identifies all manufacturing customers with medical instruments currently being manufactured by SeaMED, except two customers contributing revenues in fiscal year 1996 of less than $100,000 in the aggregate, and indicates whether the instrument is (i) in the design phase or has not received regulatory approval in the United States ("U.S. Precommercial"), (ii) being manufactured for sale and distribution in the United States ("U.S. Commercialized"), or (iii) being manufactured for export outside the United States ("International Commercialized"). The Company realized engineering revenues in fiscal year 1996 from all but two of the customers listed below.



-------------------------------------------------------------------------------------------------------------
                                                                        INSTRUMENT STATUS
                                                          ----------------------------------------------
                                                                       U.S.
                                                          ------------------------------  INTERNATIONAL
          CUSTOMER              INSTRUMENT DESCRIPTION    PRECOMMERCIAL   COMMERCIALIZED  COMMERCIALIZED
                             ---------------------------- --------------  --------------  --------------
  ArthroCare Corporation.... Power console for
                             arthroscopic ablation
                             system......................                    X               X
  Boston Scientific
  Corporation:
     EP Technologies,
       Inc.................. RF generator for
                             electrophysiology ablation
                             system......................                    X               X
     Heart Technology,
       Inc.................. Drive console for
                             atherectomy system..........                    X               X
  C. R. Bard, Inc........... Amplifier for
                             electrophysiology...........                    X               X
                             Monitor for urinary output
                             and core temperature........                    X               X
  CellPro, Incorporated..... Stem cell separator.........    X                               X
  Guidant Corporation:
     Cardiac Pacemakers,
       Inc.................. Pacemaker system analyzer...                    X               X
  Gynecare, Inc............. Power console for
                             endometrial ablation
                             system......................    X                               X
  Marquette Electronics:
     E for M................ Amplifier for
                             electrophysiology...........                    X               X
  ReSound Corporation....... Hearing aid programmer......                    X               X
  Sorin Biomedical Inc...... Control console for
                             cardioplegia system.........                    X               X
  St. Jude Medical, Inc.:
     Pacesetter, Inc........ Pacemaker system analyzer...                    X               X
  Urologix, Inc............. Power control console for
                             transurethral thermal
                             therapy system..............    X                               X
-------------------------------------------------------------------------------------------------------------



     SeaMED from time to time selectively designs and manufactures nonmedical commercial products that benefit from SeaMED's engineering and manufacturing capabilities. Currently, SeaMED manufactures one such product, a coin-counting machine that exchanges loose coins for currency, for Coinstar which represented approximately 25% of SeaMED's revenues for the quarter ended September 30, 1996. SeaMED currently manufactures these machines under a one-year nonexclusive manufacturing agreement with Coinstar that allows Coinstar to cancel or modify orders with SeaMED on 90 days' notice, except for product orders scheduled for delivery within 90 days. Under the terms of the agreement, in the event that Coinstar cancels product orders, Coinstar has agreed to reimburse SeaMED for certain raw material and related costs. SeaMED believes its experience in manufacturing the large and complex Coinstar machine has expanded its manufacturing expertise. SeaMED also has one engineering contract to design one other nonmedical product. SeaMED intends to maintain as its primary focus the design and manufacturing of advanced medical instruments for medical technology companies. See "Risk Factors -- Customer Concentration" and "-- Management of Growth."

ENGINEERING

     SeaMED will provide its customers with engineering services at any stage of an instrument's development. Customers in many cases rely on SeaMED for complete instrument design (including engineering, testing, component analysis and regulatory compliance). Since 1992, SeaMED's engineering staff has performed substantially all of the engineering design work for 15 instruments. Customers, however, often deliver final drawings for instruments they believe ready for manufacturing. In such cases, SeaMED reviews and tests the existing design prior to manufacturing the instrument and, in many cases, SeaMED's engineers are able to identify and offer alternatives to the customer's design that improve performance or produce manufacturing efficiencies.

     SeaMED approaches each engineering project using a team structure, each team being a multi-disciplinary collection of engineers and technicians who understand the technical requirements of the particular project. Each team includes representatives from other engineering disciplines, including one or more manufacturing, test and quality engineers, who help design an instrument that can be manufactured in a manner that meets or exceeds customer specifications and applicable regulatory requirements.

     SeaMED integrates its engineering staff throughout its operations, including sales and marketing, customer relations, materials management, quality assurance, regulatory compliance and manufacturing. SeaMED's engineers play a critical role in sales and marketing by assisting SeaMED's Vice President, Sales and Marketing, in evaluating requests for proposals and developing project-specific, solution-oriented responses, bids, cost estimates and project plans. Similarly, SeaMED project engineers act as customer contacts throughout the engineering design phase and have responsibility for all aspects of a customer's project, including coordinating the component parts necessary for the instrument, quality assurance procedures, regulatory compliance and the manufacturing process. SeaMED provides its customers with design information and other support during the 510(k) approval or PMA process, but does not assist in the testing, studies and human clinical trials associated with these processes. SeaMED provides testing services in the area of safety regulation, such as those necessary to obtain a listing by Underwriters Laboratories, Inc. SeaMED has made significant investments in state-of-the-art equipment to support its engineering design effort, including engineering design and testing stations and computer-aided design software.

     Each instrument, product design, patent and other proprietary right developed by SeaMED becomes the property of the customer, with SeaMED typically retaining the manufacturing rights to such instrument for a period generally ranging from three to five years. Generally, SeaMED provides nonrecurring engineering services under a project plan that identifies the engineering tasks, deliverables and schedule. Typically, such services are billed on a time and materials basis and are cancelable at any time. The project plan usually states that SeaMED is intended to be the manufacturer of the instrument, but does not specify the manufacturing terms. SeaMED typically provides a design defect warranty for 15 months to replace or repair instruments relating to the specific elements for which SeaMED had primary design responsibility.

     At September 30, 1996, SeaMED's engineering staff consisted of 56 engineers employed by SeaMED and 19 consulting or contract engineers. The engineering staff includes a variety of disciplines, as follows:

                                ENGINEERING CATEGORY              NUMBER
                    --------------------------------------------  ------
                    Component...................................     2
                    Electrical Design...........................    14
                    Electrical Test.............................     9
                    Manufacturing...............................    14
                    Mechanical Design...........................    19
                    Reliability and Quality.....................    10
                    Software Design.............................     7
                                                                    --
                              Total.............................    75

MANUFACTURING OPERATIONS

     As the engineering project nears completion, the members of the project team with direct responsibility for manufacturing, quality assurance, manufacturing/test engineering and materials assume a greater role. The team implements a materials management system and develops an assembly process and product testing and quality assurance procedures to produce high-quality instruments that satisfy customer specifications as well as GMP and ISO 9001 quality standards. Often, manufacturing begins with a relatively small number of preproduction units, which are used by the customer for clinical trials. SeaMED and the customer frequently make engineering and manufacturing refinements during the preproduction phase.

     Each instrument is manufactured in a dedicated manufacturing cell on the Company's manufacturing floor. At September 30, 1996, SeaMED had 19 cells in operation. These cells are flexible and can be expanded or modified as needed, enabling SeaMED to adjust production volumes quickly in response to customer orders.

     SeaMED's customers generally submit purchase orders for delivery of instruments in future periods. As of September 30, 1995 and September 30, 1996, customers had placed purchase orders with SeaMED for future deliveries totaling $7.2 million and $23.0 million, respectively, with all such deliveries scheduled to occur before the end of the respective fiscal year. The Company does not regard backlog data as a meaningful indicator of revenues for future periods because of its policy of generally allowing its customers to cancel orders at any time without notice.

     SeaMED uses a fully integrated materials requirements system. This system, which includes sales order entry, purchasing, inventory control, production control, and cost accounting, helps SeaMED manage material acquisitions and inventory for the various projects in full production at any one time and facilitates the planning and control essential to building products within critical time schedules.

     Manufacturing contracts are generally executed near completion of the engineering project, at which time SeaMED and the customer negotiate the term, pricing, warranty, indemnity and other provisions. Pricing typically is based on SeaMED's expected cost and an agreed-upon margin, both of which are subject to customer audit. Although manufacturing contracts rarely include minimum production requirements, they typically grant SeaMED exclusive manufacturing rights for periods generally ranging from three to five years. Contracts typically are terminable only for cause, which generally is defined as the failure to deliver instruments on a timely basis or the failure to comply with design specifications. In each case, SeaMED usually has an opportunity to cure the breach. SeaMED generally warrants conformity to design specifications and against defects in materials and workmanship and indemnifies its customers against losses arising out of a breach of such warranty. In addition, SeaMED in many cases enters into repair and service agreements with its customers that set forth the pricing and terms under which SeaMED provides repair and replacement parts, and needed services and upgrades not covered under warranty. Although most of SeaMED's manufacturing is performed under long-term manufacturing contracts, five instruments, with revenues for the fiscal year ended June 30, 1996 totaling approximately $6.9 million, are manufactured only under purchase orders. SeaMED, however, currently is negotiating master manufacturing contracts with customers of four of such instruments.

QUALITY ASSURANCE AND REGULATORY COMPLIANCE

     SeaMED emphasizes quality throughout its operations and integrates its quality assurance and quality engineering programs throughout each instrument's engineering and manufacturing phases, a process that involves SeaMED's senior management and executive officers. At September 30, 1996, SeaMED employed 37 personnel in its quality assurance, quality engineering and regulatory departments, 10 of whom are engineers.

     Quality assurance procedures are integrated into every aspect of an instrument's manufacturing cycle. SeaMED establishes a quality assurance program for each instrument, which includes a "zero defects" objective. Substantially all component parts and outside-contracted product subassemblies receive a control number and are inspected and, if necessary, tested. SeaMED requires all vendors that supply components to satisfy certain quality standards. On the manufacturing floor, quality assurance personnel implement quality procedures at interim points during the assembly process and conduct a final-level test when the instrument is fully assembled and ready for shipping. In addition, prior to shipping, a quality inspector reviews each instrument for proper labeling and paperwork.

     SeaMED is registered with the FDA as a medical device manufacturer. As a manufacturer of instruments reviewed under the PMA process, SeaMED is subject to inspections by the FDA prior to PMA approval. SeaMED has experienced regularly scheduled and unscheduled FDA audits in past years, none of which required significant changes to its facilities or processes and none of which required discontinuation of normal operations. See "-- Governmental Regulation."

     In 1994, SeaMED received ISO 9001/EN 46001 certification. ISO 9000 is the first quality system standard to gain worldwide recognition, including in the European Community, Japan and the United States. As many medical technology companies expand sales of products in international markets, compliance with international quality standards has increased in importance. SeaMED's ISO 9001 designation is the highest level of ISO 9000 certification and indicates that SeaMED has met design, manufacture and test standards for its products. SeaMED's EN 46001 designation indicates that it has met additional standards specific to medical instruments.

     SeaMED's ISO 9001/EN 46001 certification serves as a marketing tool that enhances SeaMED's competitive position in the industry, especially with respect to medical technology companies with internal manufacturing facilities that have not gone through the costly and time-consuming ISO certification process.

SALES AND MARKETING

     SeaMED generates new business opportunities by promoting its engineering design and manufacturing capabilities at industry trade shows, by advertising in leading industry publications, and by obtaining referrals from customers, former employees of customers and other parties familiar with SeaMED's services. While SeaMED's sales and marketing department consists solely of the Vice President, Sales and Marketing, other executive officers and project engineers participate extensively in sales and marketing activities. SeaMED believes it can effectively market and sell its engineering and manufacturing capabilities while maintaining a small sales and marketing staff.

COMPETITION

     For established medical technology companies, SeaMED's primary competitor is the internal design and manufacturing facilities of its prospective customer. For emerging companies, SeaMED competes both with the customer's internal design and manufacturing facilities (planned or operational), other manufacturers that operate in the medical technology industry and, to a lesser extent, with specialty design firms, most of which do not have manufacturing capabilities. The primary competitive factors in medical instrument design and manufacturing include quality, regulatory compliance, technical engineering competence, cost of the nonrecurring engineering design component, price of the manufactured product, experience, customer service, and ability to meet a design and production schedule.

     Competition is primarily limited to those companies that meet the minimum applicable regulatory requirements of the FDA and international manufacturing and design standards. In the future, SeaMED is likely to compete against new entrants into the industry as outsourcing expands in medical technology products. For example, medical technology companies with design and manufacturing capabilities (especially those with excess capacity) and large electronic contract manufacturers and defense department contractors with extensive nonmedical engineering expertise may undertake design and/or manufacture of medical instruments. Although SeaMED is not aware of substantial competition from these sources to date, there can be no assurance that these, or other formidable, competitors will not aggressively expand into SeaMED's targeted market segment in the future.

GOVERNMENTAL REGULATION

     SeaMED's business and operations are subject to substantial governmental regulation, primarily from the FDA in the United States and the regulatory bodies in other countries, as described below. While these regulations directly affect SeaMED's design and manufacturing operations, to a greater extent they affect SeaMED's customers and their products. To the extent that production of a customer's instrument is delayed or cancelled due to regulatory noncompliance, the timing and levels of revenues received by SeaMED may be affected adversely.

     United States

     Because SeaMED provides design and manufacturing services to producers of medical devices, SeaMED's manufacturing facilities are subject to extensive regulation by the FDA under the FDC Act. Manufacturers of medical devices must comply with applicable provisions of the FDC Act and associated regulations governing the development, testing, manufacturing, labeling, marketing and distribution of medical devices and the reporting of certain information regarding their safety. The FDC Act requires PMA approval before certain medical devices can be marketed.

     The FDA classifies medical devices into three classes (Class I, II or III) on the basis of the controls deemed necessary by the FDA to reasonably ensure product safety and efficacy. Class I devices are subject to general controls (e.g., labeling, premarket notification and adherence to GMP) and Class II devices are subject to general and special controls (e.g., performance standards and guidelines). Generally, Class III devices are higher-risk devices and cannot be marketed until after receiving FDA PMA approval. Currently, 12 instruments of SeaMED's customers are Class III devices that require PMA approval prior to commercialization, two of which have received such approval.

     A premarket approval application must be supported by valid scientific evidence, which typically includes extensive data, including preclinical and clinical trial data to demonstrate safety and efficacy of the device. The application also must contain the results of all relevant bench tests, laboratory and animal studies, a complete description of the instrument and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling. Although SeaMED's services do not extend to assistance with testing, studies and human clinical trials, SeaMED does provide its customers with required design information and other support during the PMA process. Typically, the FDA will inspect the manufacturer prior to granting PMA approval. If the FDA identifies deficiencies in the manufacturing process, it could delay PMA approval. Delays in the PMA process can affect the timing of manufacturing services provided by SeaMED. Currently, an FDA review of a PMA application generally takes one to two years from the date the application is submitted, but often is significantly extended by an FDA request for more information or clarification of information previously submitted. The PMA process can be expensive, uncertain and lengthy, and a number of devices for which PMA approval has been sought have never been approved for marketing. Until a device subject to the PMA requirement receives PMA approval, it cannot be sold commercially in the United States. After PMA approval is obtained, subsequent modifications to the device, its labeling or manufacturing may require additional FDA approvals.

     For Class I and Class II devices, and certain Class III devices, FDA clearance may be obtained through a 510(k) notification, pursuant to which the FDA determines that a medical device is "substantially equivalent" to an existing, legally marketed predicate device or a predicate device marketed before May 28, 1976. Clinical testing of certain devices may be required as part of the 510(k) process. Currently, five of SeaMED's customers have submitted or intend to submit a request to the FDA for clearance for marketing under a 510(k) notification for devices to be manufactured by SeaMED. There can be no assurance that the FDA will find a device substantially equivalent and allow marketing of such device. Even if the device is found substantially equivalent, the clearance process may be delayed.

     Any instrument manufactured by SeaMED or distributed by its customers pursuant to FDA clearances or approvals is subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences associated with the use of the instrument. Device manufacturers are required to register their establishments and list their devices with the FDA and certain state agencies, and are subject to periodic inspections by the FDA and certain state agencies. The FDC Act requires devices to be manufactured in accordance with GMP regulations, which impose certain procedural and documentation requirements upon SeaMED with respect to manufacturing and quality assurance activities. The FDA has changed the GMP regulations. Among other things, the new regulations will require design controls and maintenance of service records. SeaMED believes that the new regulations will not substantially increase SeaMED's cost of complying with GMP requirements. SeaMED currently has implemented training and procedural changes with respect to the changes to GMP. Noncompliance with FDA regulations can result in, among other things, SeaMED and its customer's being subject to fines, injunctions, civil penalties, criminal prosecution, recall or seizure of devices, total or partial suspension of production, failure of the government to grant premarket clearance or PMA approval for products, withdrawal of marketing approvals, or a recommendation by the FDA that a customer not be permitted to enter into government contracts. The FDA also has the authority to require repair, replacement or refund of the cost of any device manufactured or distributed by a customer of SeaMED. In addition, the failure to be found in compliance with the FDA regulations could have an adverse effect on the Company's reputation. The FDA periodically inspects device manufacturers for compliance with FDA regulations. In addition, the FDA generally inspects a manufacturer prior to approving a PMA. There can be no assurance that the Company will be found in compliance with all applicable regulations during such an inspection. The failure to be found in compliance with the GMP regulations would result in FDA enforcement action against the Company, which could result in a diminution of the Company's reputation and an adverse effect on the Company's business, results of operations and financial condition.

     International

     Sales of medical devices outside the United States are subject to regulatory requirements that vary from country to country. The time required to obtain approval for sale in foreign countries may be longer or shorter than that required for FDA approval, and the requirements may differ. The export of devices is subject to FDA regulation. In some instances, prior FDA approval is needed. Commencing in 1998, all medical device manufacturers will be required to obtain certifications necessary to enable the CE mark to be affixed to their products sold in the European Community. SeaMED received in, and has maintained since, June 1994 ISO 9001/EN 46001 certification. If a SeaMED customer is also ISO 9001 certified, the customer may be permitted to affix the CE mark to an instrument manufactured by SeaMED without the customer being subject to additional requirements. In addition, all medical device manufacturers must comply with other laws generally applicable to foreign trade, including technology export restrictions, tariffs and other regulatory barriers.

EMPLOYEES AND LABOR RELATIONS

     As of September 30, 1996, SeaMED employed a total of 226 people and retained 60 consulting or contract personnel in the following areas:

                                      CATEGORY                                NUMBER
        --------------------------------------------------------------------  ------
        Design and Engineering..............................................     88
        Preproduction and Manufacturing.....................................    142
        Quality Assurance...................................................     37
        Sales and Marketing, Financing and Administration...................     19
                                                                                ---
                  Total.....................................................    286

     SeaMED considers its labor relations to be good and none of its employees are covered by a collective bargaining agreement.

PROPERTIES

     SeaMED leases three buildings, two of which are under long-term leases aggregating approximately 81,000 square feet. The third lease is for a building with approximately 7,800 square feet, and expires in June 1997. The current facilities are located in Redmond, Washington. Of the approximately 88,000 square feet currently occupied by SeaMED, approximately 50,000 square feet are used for manufacturing, approximately 28,000 square feet are used for engineering (including the entire 7,800 square feet held pursuant to the lease expiring in June 1997) and approximately 10,000 square feet are used for administrative purposes.

     In September 1996, the Company entered into lease agreements to occupy 90,000 square feet of production space in two new buildings. The Company will occupy the first 30,000 square feet on May 1, 1997, the second 30,000 square feet on February 1, 1998 and the third 30,000 square feet on January 1, 1999. The lease term is 10 years with two five-year renewal options. Based on anticipated growth in the number and size of manufacturing cells, SeaMED intends to move substantially all of the manufacturing of commercialized instruments to the 90,000 square feet of space in the two new buildings. The 81,000 square feet in the two buildings currently occupied under long-term leases are expected to serve SeaMED's administrative and engineering needs, as well as provide manufacturing space for instruments in the early stages of preproduction.

LEGAL PROCEEDINGS

     There are no pending legal proceedings to which SeaMED is a party or to which any of its property is subject.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The names, ages and positions of the executive officers and directors of the Company as of September 30, 1996 are listed below.

            NAME              AGE                             POSITION
----------------------------  ---     ---------------------------------------------------------
W. Robert Berg..............  53      President, Chief Executive Officer and Director(1)
Edgar F. Rampy..............  57      Vice President, Treasurer and Chief Financial Officer
Donald Rich.................  45      Vice President, Operations
Thomas F. Mrowca............  47      Vice President, Sales and Marketing
Marcia A. Page..............  37      Vice President, Quality Assurance and Regulatory Affairs
S. Erik Hagstrom............  41      Vice President, Engineering
R. Scott Asen...............  52      Chairman of the Board(1)(2)(3)
Stephen J. Clearman.........  45      Director(1)(2)
William D. Ellis, Ph.D......  53      Director(3)
Richard E. Engebrecht.......  69      Director(3)
William H. Gates, Sr........  70      Director
Richard O. Martin, Ph.D.....  56      Director(2)

---------------

(1) Member of Executive Committee.
(2) Member of Stock Option and Compensation Committee.
(3) Member of Audit Committee.

     W. Robert Berg has been President, Chief Executive Officer and a Director of the Company since 1988. Mr. Berg was the Company's Vice President, Operations from 1985 to 1988. Mr. Berg has been involved in the management of high-technology companies for the last 27 years. Mr. Berg also is a director of the Washington State Biomedical and Biotechnology Association and the Washington State Technology Alliance.

     Edgar F. Rampy has been Vice President, Treasurer and Chief Financial Officer of the Company since 1990. In 1990, Mr. Rampy served as Chief Financial Officer of Quantum Medical Systems and assisted in its sale to Siemens Corporation. From 1987 to 1989, Mr. Rampy was Chief Operating Officer of Carver Corporation and, from 1979 to 1987, Chief Financial Officer of Data I/O Corporation. He became a Certified Public Accountant in 1967.

     Donald Rich has been Vice President, Operations of the Company since 1993. From 1989 to 1993, Mr. Rich was employed by Interpoint Corporation, a microelectronics manufacturer, serving as the Director of Quality Assurance from 1991 to 1993, and the Director of Operations from 1989 to 1991.

     Thomas F. Mrowca has been Vice President, Sales and Marketing of the Company since 1990. From 1976 to 1990, Mr. Mrowca was employed by Physio-Control Corporation, where he held sales and marketing positions and was responsible for research, new product development, new market development, product planning, forecasting and pricing.

     Marcia A. Page has been Vice President, Quality Assurance and Regulatory Affairs of the Company since 1993. From 1989 to 1993, Ms. Page was the Company's Manager of Quality Assurance. Ms. Page is the Past-President and Chairwoman and current co-chair of the Organization of Regulatory and Clinical Associates and is a member of the American Society of Quality Control and the Regulatory Affairs Professionals Society.

     S. Erik Hagstrom has been Vice President, Engineering of the Company since 1995. Mr. Hagstrom joined the Company in 1986 as a design engineer, was named a Project Director in 1989 and a Senior Project Director in 1992. From 1984 to 1986, Mr. Hagstrom was an engineer at Biotronik Cardiac Pacing Systems.

     R. Scott Asen has been a director of the Company since 1978 and its Chairman of the Board since 1992. Since 1983, Mr. Asen has been President of Asen & Co., Inc., an investment management firm. Mr. Asen has been a general partner of Pioneer IV, a venture capital investment fund and a significant shareholder of the Company, since 1984. Mr. Asen also is a director of Biomagnetic Technologies, Inc. and Davox Corporation.

     Stephen J. Clearman has been a director of the Company since 1984. Since 1984, Mr. Clearman has been a principal of Geocapital Partners, a venture capital fund that he cofounded and a significant shareholder of the Company, and has formed three other venture capital partnerships. Mr. Clearman also is a director of MemberWorks Inc., Expert Software, Inc. and World Access, Inc.

     William D. Ellis, Ph.D. has been a director of the Company since 1981. Since 1995, Dr. Ellis has been Chairman of the Board and Chief Executive Officer of Personal Health Connections, Inc., an Internet-based health services company that he cofounded. Dr. Ellis also is Chairman of PhyCom Corp., a managed health care information services firm that he cofounded in 1988. From 1985 to 1988, Dr. Ellis was the Company's President and Chief Executive Officer. Dr. Ellis is Chairman of the Washington Software and Digital Media Alliance.

     Richard E. Engebrecht has been a director of the Company since 1992. Since 1994, Mr. Engebrecht has been the Chairman of the Board of PrimeSource Corporation (a successor to Momentum Corporation). From 1990 to 1994, Mr. Engebrecht was Chairman of the Board and Chief Executive Officer of Momentum Corporation, and, from 1986 to 1990, President and Chief Executive Officer of VWR Corporation. Mr. Engebrecht also is a director of Penwest Ltd., VWR Scientific Products Corporation and Prime Source Corporation.

     William H. Gates, Sr. has been a director of the Company since January 1996. From 1983 to 1995, Mr. Gates was the Company's Secretary. Since 1964, Mr. Gates has been a partner in the law firm Preston Gates & Ellis and its predecessors, counsel to the Company. Mr. Gates also is a director of Mutual of America Capital Management Corporation.

     Richard O. Martin, Ph.D. has been a director of the Company since October 1995. Since 1991, Dr. Martin has been the President, Chief Executive Officer and a director of Physio-Control Corporation. Dr. Martin also is a director of Maxxim Medical, Inc. and Encore Orthopedic, Inc.


     The Company's Board of Directors consists of seven directors. Directors are elected at the annual meeting of shareholders to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. Messrs. Asen and Clearman were elected as directors pursuant to an agreement among the original purchasers of Class A and Class B Preferred Stock that terminates on the closing of this offering. Such purchasers agreed to vote all their shares in favor of one director designated by Collier Enterprises (or its transferee, Geocapital Corporation) and one director designated by Pioneer III (or its transferee) for so long as the original purchasers hold shares of such Preferred Stock. Messrs. Asen and Clearman will continue to serve as directors after the closing of this offering.


     Officers are elected annually and serve at the discretion of the Board of Directors. The Company has not entered into employment agreements with any of its executive officers. The Company intends to enter into indemnification agreements with its directors and executive officers pursuant to which the Company will agree to indemnify each director or executive officer against certain liabilities arising by reason of such person's affiliation with the Company.

DIRECTOR COMPENSATION

     Directors of the Company currently receive no cash compensation. The Board may consider alternative director compensation arrangements from time to time.

     Each of Mr. Martin and Mr. Gates was granted an option to purchase 17,000 shares of Common Stock, with an exercise price of $2.50 per share, upon his initial election to the Board, subject to the terms and conditions of the Company's stock option plan, under which options vest over a four-year period. SeaMED currently intends to grant options with similar terms to new outside directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     W. Robert Berg, the Company's President and Chief Executive Officer and a director, served on the Stock Option and Compensation Committee during fiscal year 1996.

EXECUTIVE COMPENSATION

     Summary Compensation

     The following table sets forth certain information regarding the compensation earned by the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers (the "Named Executive Officers") for the fiscal year ended June 30, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                COMPENSATION AWARDS
                                                                -------------------
                                         ANNUAL COMPENSATION        SECURITIES
                                         --------------------       UNDERLYING            ALL OTHER
      NAME AND PRINCIPAL POSITION        SALARY($)   BONUS($)   OPTIONS/SARS(#)(1)    COMPENSATION($)(2)
---------------------------------------  ---------   --------   -------------------   ------------------
W. Robert Berg.........................  $ 175,000   $117,544              --               $2,731
  President and Chief Executive Officer
Edgar F. Rampy.........................    108,000     36,271           8,867                1,692
  Vice President, Treasurer
  and Chief Financial Officer
Thomas F. Mrowca.......................    105,000     35,263           9,714                1,676
  Vice President, Sales and Marketing
Donald Rich............................     99,000     24,936           7,095                1,520
  Vice President, Operations
S. Erik Hagstrom.......................     92,000     23,173          14,104                1,345
  Vice President, Engineering

---------------

(1) Represents options granted pursuant to the Company's stock option plans.
(2) Represents matching contributions under the Company's 401(k) plan.

     Option Grants

     The following table sets forth certain information regarding stock options granted to the Named Executive Officers during the fiscal year ended June 30, 1996. No stock options were granted to Mr. Berg during fiscal year 1996.
                     OPTION GRANTS DURING FISCAL YEAR 1996

                                                                                           POTENTIAL
                                                                                       REALIZABLE VALUE
                                                                                              AT
                                INDIVIDUAL GRANTS                                       ASSUMED ANNUAL
----------------------------------------------------------------------------------      RATES OF STOCK
                                NUMBER OF      PERCENT OF                                    PRICE
                               SECURITIES     TOTAL OPTIONS                            APPRECIATION FOR
                               UNDERLYING      GRANTED TO     EXERCISE                  OPTION TERM(2)
                                 OPTIONS      EMPLOYEES IN      PRICE     EXPIRATION   -----------------
            NAME              GRANTED(#)(1)    FISCAL YEAR     ($/SH)       DATE       5% ($)    10% ($)
----------------------------- -------------   -------------   ---------   --------     -------   -------
Edgar F. Rampy...............     1,667                         $2.50     10/25/05     $ 2,621   $ 6,642
                                  7,200             6.7%         5.00     05/24/06      22,640    57,375
Thomas F. Mrowca.............     2,514                          2.50     10/25/05       3,953    10,017
                                  7,200             7.3%         5.00     05/24/06      22,640    57,375
Donald Rich..................     2,295                          2.50     10/25/05       3,608     9,144
                                  4,800             5.3%         5.00     05/24/06      15,093    38,250
S. Erik Hagstrom.............     8,000                          2.50     07/24/05      12,578    31,875
                                  1,304                          2.50     10/25/05       2,050     5,196
                                  4,800            10.6%         5.00     05/24/06      15,093    38,250

---------------

(1) Represents options granted pursuant to the Company's stock option plans. All options were granted at fair market value at the date of grant. All options vest 50% on the second anniversary of the date of grant, an additional 25% on the third anniversary of the date of grant and an additional 25% on the fourth anniversary of the date of grant.
(2) Represents amounts that may be realized upon exercise of the options immediately prior to expiration of their terms assuming appreciation of 5% and 10% over the option term. The 5% and 10% numbers are calculated based on rules required by the Commission and do not reflect the Company's estimate of future stock price growth. The actual value realized may be greater or less than the potential realizable value set forth.

     Option Values

     The following table sets forth certain information regarding the exercise of stock options and unexercised stock options held as of June 30, 1996 by the Named Executive Officers.

                       1996 FISCAL YEAR-END OPTION VALUES

                                                                 NUMBER OF
                                                           SECURITIES UNDERLYING          VALUE OF UNEXERCISED
                                                          UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS AT
                                SHARES                      FISCAL YEAR-END (#)            FISCAL YEAR-END(1)
                              ACQUIRED ON    VALUE      ---------------------------    ---------------------------
             NAME             EXERCISE(#)   REALIZED    EXERCISABLE   UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
-----------------------------------------   --------    -----------   -------------    -----------   -------------
W. Robert Berg................    40,000    $ 93,600       65,503         60,000        $ 274,885       $37,500
Edgar F. Rampy................     9,500      30,875       15,875         10,992           69,675        12,643
Thomas F. Mrowca..............     7,000      22,750       12,875         11,839           56,175        14,760
Donald Rich...................        --          --        8,000         11,095           48,000        21,738
S. Erik Hagstrom..............     8,985      17,370        3,989         15,933           17,031        30,565

---------------

(1) Based on a fair market value of $5.00 per share as of June 30, 1996, as determined by the Board of Directors.

STOCK PLANS

     1988 Stock Option Plan

     The SeaMED Corporation 1988 Stock Option Plan (the "1988 Plan") permits the grant of options to purchase an aggregate of 680,000 shares of Common Stock to regular full-time officers and key employees of the Company. The 1988 Plan is administered by the Board of Directors, which generally has the authority to select individuals who are to receive options and to specify the terms and conditions of each option so granted, including the number of shares covered by the option, the type of option (incentive or nonqualified), the exercise price (which must be at least equal to the fair market value of the Common Stock on the date of grant with respect to incentive stock options), the vesting provisions and the option term. Unless otherwise provided by the Board of Directors, any option granted under the 1988 Plan expires on the date set forth in the optionee's option agreement or, if earlier, (i) the date specified in the option agreement following an optionee's termination of service with the Company, but not later than 12 months after such termination, other than termination for cause, in which case the option terminates immediately, (ii) 12 months after the optionee's death or disability, or (iii) on various specified dates in the event of a merger, consolidation, tender offer, takeover bid, sale of assets or majority vote of the shareholders of the Company in favor of dissolving, subject to reinstatement if such event does not occur.

     As of September 30, 1996, options to purchase 293,383 shares of Common Stock granted under the 1988 Plan had been exercised, options to purchase 385,179 shares were outstanding and 1,438 shares remained available for grant.

     1995 Employee Stock Option and Incentive Plan

     The purpose of the SeaMED Corporation 1995 Employee Stock Option and Incentive Plan (the "1995 Plan") is to offer incentives and awards to those employees, agents and consultants of the Company who are key to the Company's growth, development and financial success, thereby aligning the personal interests of such persons, through the ownership of Common Stock and other incentives, with those of the Company's shareholders. The 1995 Plan combines the features of an incentive and a nonqualified stock option plan, a stock award plan and a stock appreciation rights ("SAR") plan. The 1995 Plan is a long-term incentive compensation plan and is designed to provide a competitive and balanced incentive and reward program for participants. A total of 200,000 shares of Common Stock is available under the 1995 Plan, of which, as of September 30, 1996, options to purchase 105,020 shares had been granted and options to purchase 94,980 shares were available for future grant; no options have been exercised.

     Terms of Stock Option Grants. The Compensation Committee has the authority to select individuals who are to receive options under the 1995 Plan and to specify the terms and conditions of each option so granted (incentive or nonqualified), the exercise price (which must be at least equal to the fair market value of the Common Stock on the date of grant with respect to incentive stock options and options awarded to nonemployee directors), the vesting provisions and the option term.

     Stock Awards. The Compensation Committee is authorized under the 1995 Plan to issue shares of Common Stock to eligible participants upon such terms and conditions and subject to such limitations, if any (including, without limitation, restrictions based upon the achievement of specific business objectives, tenure, and other measures of individual or business performance), and/or restrictions under applicable federal or state securities laws, and conditions under which the same shall lapse, as the Compensation Committee may determine. As of September 30, 1996, the Company had granted no such awards.

     Stock Appreciation Rights. A SAR is an incentive award that permits the holder to receive (per share covered thereby) the amount by which the fair market value of a share of Common Stock on the date of exercise exceeds the fair market value of such share on the date the SAR was granted. The Compensation Committee may grant SARs independently or in tandem (such that the exercise of the SAR or related stock option will result in forfeiture of the right to exercise the related stock option or SAR for an equivalent number of shares) with a stock option award. The Compensation Committee is authorized under the 1995 Plan to determine the times of exercise of granted SARs and their times of expiration, which may not exceed 10 years. As of September 30, 1996, the Company had granted no SARs.

     1996 Employee Stock Purchase Plan

     The Company has reserved an aggregate of 70,000 shares of Common Stock for issuance under the SeaMED Corporation 1996 Employee Stock Purchase Plan (the "ESPP"). The ESPP is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, and permits eligible employees of the Company (unless otherwise waived by the Board of the Directors, all employees who have been employed by the Company for at least six months, except employees whose customary employment is less than 20 hours per week and employees whose customary employment is for not more than five months in any calendar year) to purchase Common Stock through payroll deductions of up to 10% of their compensation, provided that no employee may purchase Common Stock worth more than $25,000 in any calendar year. The ESPP will be implemented with 10 consecutive six-month purchase periods, the first such purchase period to commence upon the date that the Common Stock begins to trade on the Nasdaq Stock Market and to end on June 30, 1997. Thereafter, purchase periods shall commence on each subsequent January 1 and July 1. The price of Common Stock purchased will be 85% of the lesser of the fair market value of the Common Stock on the first day of the purchase period and the fair market value of the Common Stock on the last day of the purchase period. The ESPP will expire on December 31, 2001. No shares have been issued under the ESPP.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth, as of September 30, 1996, certain information regarding beneficial ownership of Common Stock and as adjusted to reflect the sale of the Common Stock offered in this offering, by (i) each person known by the Company to own beneficially 5% or more of the Common Stock;
(ii) each director of the Company; (iii) each Named Executive Officer; (iv) the Selling Shareholders; and (v) all directors and executive officers as a group. For purposes of this table, distributions of Common Stock by Geocapital Ventures to certain of its limited partners who will be Selling Shareholders are deemed to have occurred as of September 30, 1996. Unless otherwise indicated, all persons listed have sole voting and investment power with respect to such shares, subject to community property laws, where applicable.


                                          BENEFICIAL OWNERSHIP        SHARES        BENEFICIAL OWNERSHIP
                                          PRIOR TO THE OFFERING        TO BE         AFTER THE OFFERING
                                         -----------------------    SOLD IN THE    -----------------------
           NAME AND ADDRESS              SHARES(1)    PERCENTAGE     OFFERING       SHARES      PERCENTAGE
--------------------------------------   ---------    ----------    -----------    ---------    ----------
Geocapital Ventures(2)................     488,771       13.6%             --        488,771        9.5%
James G. Niven(3).....................     420,550       11.7%         50,000        370,550        7.2%
Pioneer IV(4).........................     379,763       10.5%             --        379,763        7.4%
Pioneer III-B LLC(4)..................     253,069        7.0%             --        253,069        4.9%
Pioneer III-A LLC(4)..................     199,709        5.5%             --        199,709        3.9%
R. Scott Asen(4)(5)...................   1,328,695       36.8%             --      1,328,695       25.9%
Stephen J. Clearman(2)(6).............     488,771       13.6%             --        488,771        9.5%
William D. Ellis, Ph.D.(7)............     121,421        3.4%         10,000        111,421        2.2%
Richard E. Engebrecht(7)..............      27,667          *              --         27,667          *
William H. Gates, Sr..................      28,000          *              --         28,000          *
Richard O. Martin, Ph.D...............          --         --              --             --         --
W. Robert Berg(7)(8)..................     193,503        5.3%             --        193,503        3.7%
Edgar F. Rampy(7)(9)..................      38,375        1.1%             --         38,375          *
Donald Rich(7)(10)....................      12,000          *              --         12,000          *
Thomas F. Mrowca(7)(11)...............      38,375        1.1%             --         38,375          *
S. Erik Hagstrom(7)(12)...............      18,596          *              --         18,596          *
Allen & Company Incorporated(13)......     105,732        2.9%         33,333         72,399        1.4%
Terry Allen Kramer....................      66,666        1.8%         33,333         33,333          *
Brae Group, Inc.......................      66,666        1.8%         25,000         41,666          *
Robert M. Arnold......................      49,600        1.4%         12,400         37,200          *
Dorothy Mae Kennedy...................      40,000        1.1%         20,000         20,000          *
The Equitable Life Assurance Society        38,535        1.1%         38,535             --         --
  of the United States................
Gary Altman(14).......................      36,676        1.0%          3,000         33,676          *
IBM Retirement Plan Trust.............      27,788          *          27,788             --         --
Pantaleoni Associates.................      17,367          *          17,367             --         --
Equitable Variable Life Insurance           15,358          *          15,358             --         --
  Company.............................
Thomas M. Podl........................      10,000          *           5,000          5,000          *
John W. Poduska.......................       8,342          *           8,342             --         --
S. B. Enterprises.....................       6,734          *             734          6,000          *
J.K. Jamieson.........................       4,166          *           4,166             --         --


                                          BENEFICIAL OWNERSHIP        SHARES        BENEFICIAL OWNERSHIP
                                          PRIOR TO THE OFFERING        TO BE         AFTER THE OFFERING
                                         -----------------------    SOLD IN THE     ----------------------
           NAME AND ADDRESS              SHARES(1)    PERCENTAGE     OFFERING       SHARES      PERCENTAGE
--------------------------------------   ---------       ----         ------        -------     ----------
Robert M. Bridgforth, Jr..............       3,689          *           3,689             --         --
Lee Paul Klingenstein.................       2,781          *           2,781             --         --
Jerry R. Pyle.........................       2,781          *           2,781             --         --
Peter Strauss.........................       2,781          *           2,781             --         --
John P. Rosenthal.....................       1,385          *           1,385             --         --
Irwin W. Silverberg...................       1,385          *           1,385             --         --
Allen Puckett.........................         800          *             800             --         --
Peter Anastos.........................         322          *             322             --         --
All directors and executive officers     2,310,342       61.9%         10,000      2,300,342       43.7%
  as a group (12 persons)(7)(15)......


---------------
  * Less than 1%.
 (1) Computed in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

 (2) The address of Mr. Clearman and Geocapital Ventures is One Bridge Plaza, Fort Lee, NJ 07024. Includes shares to be distributed to its limited partners immediately prior to the closing of this offering.


 (3) The address of Mr. Niven is c/o Sotheby's, 1334 York Avenue, New York, NY 10021.


 (4) The address of Mr. Asen, Pioneer IV, Pioneer III-B LLC and Pioneer III-A LLC is c/o Asen and Co., Inc., 224 East 49th Street, New York, NY 10017.

 (5) Includes 5,000 shares of Common Stock held in an IRA and 199,709, 253,069 shares and 379,763 shares beneficially owned through Pioneer III-A LLC, Pioneer III-B LLC and Pioneer IV (collectively, the "Pioneer Entities"), respectively, of which Mr. Asen is either a managing member or a general partner. Although Mr. Asen has full authority to vote and direct the disposal of shares owned by the Pioneer Entities, he disclaims beneficial ownership of shares held by such investment partnerships to the extent partnership interests in such partnerships are held by other persons.

 (6) Represents 405,037 shares beneficially owned through Geocapital Ventures, of which Mr. Clearman is a general partner. Includes shares to be distributed to its limited partners immediately prior to the closing of this offering.

 (7) May include stock jointly or separately owned with spouse.
 (8) Includes 65,503 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of September 30, 1996.
 (9) Includes 16,375 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of September 30, 1996.
(10) Represents 12,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of September 30, 1996.
(11) Includes 13,375 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of September 30, 1996.
(12) Includes 4,403 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of September 30, 1996.
(13) Allen & Company Incorporated acted as placement agent with respect to the sale of Class D Preferred Stock. Includes 39,066 shares of Common Stock issuable upon exercise of a warrant that is currently exercisable.
(14) Mr. Altman is an employee of the Company. Includes 12,478 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of September 30, 1996.
(15) Includes 122,023 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of September 30, 1996.

                              CERTAIN TRANSACTIONS

     In January 1995, the Company issued shares of Class D Preferred Stock convertible into an aggregate of 390,666 shares of Common Stock at the ratio of
3.75 shares of Class D Preferred Stock for each share of Common Stock. Dr. Ellis and Mr. Engebrecht, directors of the Company, purchased 25,000 and 40,000 shares, respectively, of Class D Preferred Stock, which shares are convertible into 6,667 and 10,667 shares of Common Stock, respectively. The Company sold such securities pursuant to a preferred stock purchase agreement on the same terms as were sold to nonaffiliated purchasers. The terms of the Class D Preferred Stock provides that all such shares shall be converted into Common Stock upon the consummation of this offering.

     On October 11, 1995, W. Robert Berg, the Company's Chief Executive Officer and President, received a $75,000 loan from the Company, the proceeds of which he used to purchase 30,000 shares of Common Stock. The loan is evidenced by an unsecured promissory note that bears interest at the floating minimum statutory rate of interest set by the Internal Revenue Service from time to time. Mr. Berg may prepay principal and interest at any time without penalty; unpaid principal and interest are due on October 11, 2000. As of September 30, 1996, aggregate principal and accrued interest on this loan were approximately $80,000.

     William H. Gates, Sr., a director of the Company, is also a partner in the law firm Preston Gates & Ellis, the Company's counsel.

     Physio-Control Corporation, a company of which Richard O. Martin, a director of the Company, serves as President and Chief Executive Officer and a director, has retained the Company to provide engineering and manufacturing services. The Company recognized revenues with respect to such services of approximately $1.0 million in fiscal year 1995 and $355,000 in fiscal year 1996. The Company recognized no revenues in fiscal year 1994 with respect to such services.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, no par value, 1,500,000 shares of Class A Preferred Stock, no par value, 450,000 shares of Class B Preferred Stock, no par value, 5,100,000 shares of Class C Preferred Stock, no par value, 2,000,000 shares of Class D Preferred Stock, no par value, and 5,000,000 shares of Undesignated Preferred Stock. The following summary description of the Company's capital stock is qualified in its entirety by reference to the Articles of Incorporation and the Bylaws of the Company, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     As of September 30, 1996, there were 673,157 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders, and have no cumulative voting rights and no preemptive, subscription or sinking fund rights. Subject to preferences that may be applicable to any then-outstanding Preferred Stock, holders of Common Stock will be entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference to any then-outstanding Preferred Stock.

PREFERRED STOCK

     As of September 30, 1996, there were outstanding 1,458,500, 450,000, 5,082,704, and 1,465,000 shares of Class A, B, C and D Preferred Stock, respectively. The designations of rights and preferences with respect to the Preferred Stock generally provides for liquidation, conversion, redemption, voting and other rights. Holders of Class A and D Preferred Stock are entitled to cumulative annual dividends of $0.10 and $0.08, respectively. All shares of outstanding Preferred Stock will be converted automatically into an aggregate of 2,934,029 shares of Common Stock upon the closing of this offering. Upon such closing, holders of Class A and D Preferred Stock are entitled to all cumulative dividends to the time of such conversion, which were approximately $1.7 million as of September 30, 1996.

     Pursuant to SeaMED's Articles of Incorporation, the Board of Directors is authorized to issue 5,000,000 shares of the Undesignated Preferred Stock in one or more classes or series, or both, and, without further approval of the shareholders, to fix dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each class or series of Undesignated Preferred Stock. The issuance of Undesignated Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for Common Stock at a premium or otherwise adversely affect the market price of the Common Stock. The Company has no current plans to issue any Undesignated Preferred Stock.

WARRANT

     The investment banking firm of Allen & Company Incorporated acted as placement agent with respect to the sale of Class D Preferred Stock. As partial compensation for such services, it received, and beneficially owns, a warrant to purchase 39,066 shares of Common Stock at a price of $4.70 per share.

REGISTRATION RIGHTS

     Pursuant to certain agreements between the Company and certain purchasers of capital stock (collectively, the "Holders"), who will hold approximately 2,555,637 shares of Common Stock (the "Registerable Securities") following this offering, the Holders are entitled to certain rights with respect to registration of such shares under the Securities Act. The Holders include R. Scott Asen, each of the Pioneer Entities and Geocapital Ventures. If the Company proposes to register any of its securities, with certain exceptions that include a registration relating solely to employee benefit plans, either for its own account or the account of other security holders, the Company is required to notify the Holders and to use its best efforts to effect the registration, and the Holders are entitled to include at the Company's expense their Registerable Securities in such registration, subject to certain conditions and limitations. In addition, at any time after the first anniversary of the closing of this offering, the Holders may require the Company to file a registration statement under the Securities Act at the Company's expense, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. The Holders other than the Selling Shareholders have waived their rights to have any of their shares of Common Stock registered in this offering.

CERTAIN PROVISIONS OF ARTICLES OF INCORPORATION AND BYLAWS

     Shareholder Action by Written Consent; Special Meetings of Shareholders

     The Company's Bylaws permit any action required or permitted to be taken by the Company's shareholders to be effected at a duly called annual or special meeting of shareholders or by unanimous consent in writing. Additionally, the Articles of Incorporation and Bylaws require that special meetings of the shareholders of the Company may be called only by a majority of the Board of Directors or an authorized committee thereof.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations

     The Company's Bylaws provide that shareholders seeking to bring business before or to nominate directors at any meeting of shareholders must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than (i) with respect to an annual meeting, 120 calendar days in advance of the one-year anniversary of the date that the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting, except that if no annual meeting was held in the previous year or if the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, such notice must be received by the Company a reasonable time before the Company's proxy statement is to be released and (ii) with respect to a special meeting of shareholders, a reasonable time before the Company's proxy statement is to be released. The Bylaws also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders or from making nominations for directors.

     Director and Officer Indemnification

     The Washington Business Act provides that a Washington corporation may include provisions in its articles of incorporation relieving each of its directors of monetary liability arising out of his or her conduct as a director for breach of his or her fiduciary duty, except liability for (i) acts or omissions of a director finally adjudged to be intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Washington Business Act (which section relates to unlawful distributions), or
(iii) any transaction with respect to which it is finally adjudged that a director personally received benefit in money, property or services to which the director was not legally entitled. The Company's Articles of Incorporation include such provisions.

     The Company's Articles of Incorporation and Bylaws provide that the Company shall, to the fullest extent permitted by law, indemnify and advance expenses to each of its currently acting and former directors and officers, and may so indemnify and advance expenses to each of its current and former employees and agents. The Company believes that the foregoing provisions are necessary to attract and retain qualified persons as directors and officers. Prior to consummation of this offering, the Company intends to enter into separate indemnification agreements with each of its directors and executive officers in order to effectuate such provisions.

PROVISIONS AFFECTING ACQUISITIONS AND BUSINESS COMBINATIONS

     The Washington Business Act contains certain provisions that may have the effect of delaying or discouraging a hostile takeover of the Company. Chapter 23B.19 of the Washington Business Act prohibits a target corporation, with certain exceptions, from engaging in certain significant business transactions (such as a merger or sale of assets) with a person or group of persons which beneficially acquires 10% or more of the corporation's voting securities (an "Acquiring Entity") for a period of five years after such acquisition, unless the transaction is approved by a majority of the members of the target corporation's board of directors prior to the date of the transaction. An Acquiring Entity is further prohibited from engaging in significant business transactions with the target corporation unless the per share consideration paid to holders of outstanding shares of common stock and other classes of stock of the target corporation meet certain minimum criteria. These provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have 5,136,906 shares of Common Stock outstanding, assuming the issuance of 1,529,720 shares by the Company hereby (5,414,406 shares if the Underwriters' over-allotment option is exercised in full). Of the outstanding shares, 1,850,000 (2,127,500 if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act.



     The remaining 3,286,906 shares of Common Stock are "restricted securities" within the meaning of Rule 144 under the Securities Act and were issued and sold by the Company in private transactions and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. Of these restricted securities, 133,241 shares are not subject to lockup agreements and will be eligible for sale following this offering in the public market as follows: 125,683 shares will be eligible for sale immediately without restriction pursuant to Rule 144(k) and 7,558 shares will be eligible for sale 90 days after the date of this offering under Rule 701 and in reliance on Rule 144 without having to comply with certain restrictions of Rule 144 as described below. The Company, its officers and directors, the Selling Shareholders and certain other shareholders (representing 3,153,665 shares of restricted securities) have agreed pursuant to lockup agreements that they will not sell, directly or indirectly, any Common Stock without the prior consent of Piper Jaffray Inc. for a period of 180 days after the closing of this offering. Upon the expiration of this 180-day period (or earlier upon the consent of Piper Jaffray Inc.), 2,831,332 of these restricted shares will become eligible for sale in the public market as follows:
2,644,092 shares will be eligible for immediate sale without restriction pursuant to Rule 144(k) and 187,240 shares will be eligible for sale immediately (or 90 days after the date of this offering with the earlier consent of Piper Jaffray Inc.) under Rule 701 and in reliance on Rule 144 without having to comply with certain restrictions of Rule 144 as described below.



     In general, under Rule 144, as currently in effect, a person who has owned shares for at least two years would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of Common Stock (approximately 51,369 shares immediately after this offering) and (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date the notice of sale is filed with the Commission, subject to certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Under Rule 701, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering and in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144 and, in the case of nonaffiliates, without having to comply with the public information, volume limitation, or notice provisions of Rule 144.



     The holders of options to purchase 154,700 shares which have vested and are not subject to lockup agreements could exercise their options and sell these shares in compliance with Rule 701 beginning 90 days after the effective date of this offering. The Company intends to file registration statements under the Securities Act covering an aggregate of approximately 656,617 shares of Common Stock reserved for issuance under the 1988 Plan, the 1995 Plan and the ESPP. Such registration statements are expected to be filed 180 days after the date of this Prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the contractual restrictions described above. In addition, certain shareholders, representing approximately 2,727,104 shares of Common Stock, have the right, subject to certain conditions, to include their shares in future registration statements relating to SeaMED's securities and to cause SeaMED to register certain shares of Common Stock owned by them.


     The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public markets or the perception that such sales could occur could adversely affect the market price of the Common Stock or the Company's ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

     The Company and the Selling Shareholders have entered into a Purchase Agreement (the "Purchase Agreement") with the underwriters listed in the table below (the "Underwriters"), for whom Piper Jaffray Inc. and Needham & Company, Inc. are acting as representatives (the "Representatives"). Subject to the terms and conditions set forth in the Purchase Agreement, the Company and the Selling Shareholders have agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase, the following number of shares of Common Stock set forth opposite each Underwriter's name in the table below:

                                                                                NUMBER OF
                                       NAME                                       SHARES
    --------------------------------------------------------------------------  ----------
    Piper Jaffray Inc.........................................................
    Needham & Company, Inc....................................................

                                                                                ----------
              Total...........................................................   1,850,000
                                                                                ==========

     Subject to the terms and conditions of the Purchase Agreement, the Underwriters have agreed to purchase all of the Common Stock being sold pursuant to the Purchase Agreement, if any is purchased (excluding shares covered by the over-allotment option granted therein). In the event of a default by any Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

     The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not
more than $          per share. Additionally, the Underwriters may allow, and
such dealers may reallow, a concession not in excess of $          per share to
certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable by the Representatives within 30 days after the date of the Purchase Agreement, to purchase up to an additional 277,500 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any of such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

     The Representatives have informed the Company and the Selling Shareholders that neither they, nor any other member of the National Association of Securities Dealers, Inc. participating in the distribution of this offering, will make sales of the Common Stock offered hereby to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

     As of the date of this Prospectus, Needham Capital SBIC, L.P., an affiliate of Needham & Company, Inc., beneficially owned shares of Class D Preferred Stock convertible into 133,333 shares of Common Stock. These shares were purchased on January 3, 1995 in reliance upon the exemption from registration set forth in
Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering. Needham & Company, Inc. and certain of its affiliates may be deemed to own shares convertible into 35,555 shares of Common Stock held by Needham Capital SBIC, L.P. as a result of ownership interests in such partnership.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The officers and directors of the Company, the Selling Shareholders and certain other shareholders designated by the Representatives, who will beneficially own in the aggregate 3,063,931 shares of Common Stock after this offering, have agreed that they will not, directly or indirectly, sell, contract to sell, make any short sale, pledge or otherwise dispose of any shares of Common Stock, options to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock that such persons may own, of record or beneficially, or have the right to acquire, for a period of 180 days after the closing of this offering, without the prior written consent of Piper Jaffray Inc. The Company has agreed that it will not, directly or indirectly, without the prior written consent of Piper Jaffray Inc., issue, offer, sell, contract to sell, pledge or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into Common Stock during the 180-day period following the closing of this offering, except that the Company may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under the Company's existing stock option and purchase plans.

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price will be prevailing market and economic conditions, the Company's revenues and earnings, estimates of the Company's business potential and prospects, the present state of the Company's business operations, an assessment of the Company's management and the consideration of the above factors in relation to the market valuations of companies in related businesses. The initial public offering price for the Common Stock should not be considered as an indication of the actual value of the Common Stock offered hereby. In addition, there can be no assurance that the Common Stock may be resold at a price equal to or greater than the initial public offering price. See "Risk Factors -- Absence of Prior Market; Potential Volatility of Common Stock Price."

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Preston Gates & Ellis, Seattle, Washington. William H. Gates, Sr., a partner of the firm and a director of the Company, beneficially owns 28,000 shares of Common Stock. Mark R. Beatty, a partner of the firm, serves as Secretary of the Company. Certain legal matters will be passed upon for the Underwriters by Perkins Coie, Seattle, Washington.

                                    EXPERTS

     The financial statements and schedule of the Company as of June 30, 1995 and 1996, and for each of the three years in the period ended June 30, 1996, appearing in this Prospectus and elsewhere in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby (the "Registration Statement"). This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedule thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedule thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to herein are not necessarily complete and in each instance reference is made to the copy of such contract, agreement or other document for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedule thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, or obtained upon payment of prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by its independent auditors and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                      (This Page Intentionally Left Blank)

                               SEAMED CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors.....................................   F-2
Financial Statements:
  Balance Sheets as of June 30, 1995 and 1996 and September 30, 1996..................   F-3
  Statements of Income for the Years Ended June 30, 1994, 1995 and 1996 and the
     Quarters Ended September 30, 1995 and 1996.......................................   F-4
  Statements of Shareholders' Equity for the Years Ended June 30, 1994, 1995 and 1996
     and the Quarter Ended September 30, 1996.........................................   F-5
  Statements of Cash Flows for the Years Ended June 30, 1994, 1995 and 1996 and the
     Quarters Ended September 30, 1995 and 1996.......................................   F-6
  Notes to Financial Statements.......................................................   F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
SeaMED Corporation

     We have audited the accompanying balance sheets of SeaMED Corporation as of June 30, 1995 and 1996, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SeaMED Corporation as of June 30, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

Seattle, Washington
August 6, 1996                                    ERNST & YOUNG LLP

                               SEAMED CORPORATION

                                 BALANCE SHEETS

                                     ASSETS

                                                                                        PRO FORMA AT
                                                                                         SEPTEMBER
                                                  JUNE 30,               SEPTEMBER          30,
                                         --------------------------         30,             1996
                                            1995           1996            1996           (NOTE 6)
                                         ----------     -----------     -----------     ------------
                                                                        (UNAUDITED)     (UNAUDITED)
Current assets:
  Cash.................................  $   70,383     $     2,912     $     3,512     $      3,512
  Short-term investments...............     200,000              --              --               --
  Accounts receivable, net of allowance
     of $204,483 in 1995; $252,226 in
     1996; and $277,563 at September
     30, 1996..........................   3,354,542       5,875,933       5,546,874        5,546,874
  Inventories..........................   3,719,656       6,697,248       7,224,443        7,224,443
  Deferred income taxes................     529,682         625,221         625,221          625,221
  Prepaid expenses.....................      60,148          63,536          80,073           80,073
                                         ----------     -----------     -----------      -----------
Total current assets...................   7,934,411      13,264,850      13,480,123       13,480,123
Fixed assets...........................   1,856,996       2,655,265       2,725,648        2,725,648
Deposits and other assets..............     108,964         144,220         331,966          331,966
                                         ----------     -----------     -----------      -----------
Total assets...........................  $9,900,371     $16,064,335     $16,537,737     $ 16,537,737
                                         ==========     ===========     ===========      ===========


                                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable to bank................  $  555,000     $ 1,817,000     $ 2,245,755     $  2,245,755
  Accounts payable.....................   1,185,539       2,688,160       2,350,205        2,350,205
  Accrued expenses and reserves........   1,401,042       3,301,064       2,823,716        4,553,502
  Current portion of long-term debt....     296,067         461,990         583,432          583,432
                                         ----------     -----------     -----------      -----------
Total current liabilities..............   3,437,648       8,268,214       8,003,108        9,732,894
Long-term debt, less current portion...   1,221,106       1,285,782       1,535,236        1,535,236
Commitments
Convertible redeemable preferred stock,
  issued and outstanding shares of all
  classes -- 8,456,204 in 1995 and 1996
  and at September 30, 1996; none pro
  forma (liquidation
  value -- $6,308,200).................   5,279,514       5,279,514       5,279,514               --
Shareholders' equity (deficit):
  Preferred stock, no par value:
     Authorized shares -- 14,050,000,
       of which 9,050,000 have been
       designated convertible
       redeemable shares...............          --              --              --               --
  Common stock, no par value:
     Authorized shares -- 10,000,000;
       issued and outstanding shares --
       548,964 in 1995; 668,707 in
       1996; 673,157 at September 30,
       1996; 3,607,186 pro forma.......     783,560         886,828         889,298        5,344,607
  Note receivable from officer.........          --         (75,000)        (75,000)         (75,000)
  Retained earnings (deficit)..........    (821,457)        418,997         905,581               --
                                         ----------     -----------     -----------      -----------
Total shareholders' equity (deficit)...     (37,897)      1,230,825       1,719,879        5,269,607
                                         ----------     -----------     -----------      -----------
Total liabilities and shareholders'
  equity...............................  $9,900,371     $16,064,335     $16,537,737     $ 16,537,737
                                         ==========     ===========     ===========      ===========

                            See accompanying notes.

                               SEAMED CORPORATION

                              STATEMENTS OF INCOME

                                                                                 QUARTER ENDED
                                       YEAR ENDED JUNE 30,                       SEPTEMBER 30,
                           -------------------------------------------     --------------------------
                              1994            1995            1996            1995           1996
                           -----------     -----------     -----------     ----------     -----------
                                                                                  (UNAUDITED)
Revenues:
  Manufacturing..........  $10,029,188     $11,940,610     $17,724,883     $3,475,211     $ 6,723,718
  Engineering............    4,690,876       5,720,600       8,405,352      1,524,797       3,352,451
                           -----------     -----------     -----------     ----------     -----------
                            14,720,064      17,661,210      26,130,235      5,000,008      10,076,169
Costs of revenues:
  Manufacturing..........    7,537,768       9,330,095      13,541,280      2,729,566       5,438,767
  Engineering............    4,426,852       5,260,489       7,551,399      1,477,687       2,952,746
                           -----------     -----------     -----------     ----------     -----------
                            11,964,620      14,590,584      21,092,679      4,207,253       8,391,513
                           -----------     -----------     -----------     ----------     -----------
Gross margin.............    2,755,444       3,070,626       5,037,556        792,755       1,684,656
Marketing, general and
  administrative
  expenses...............    1,818,177       1,930,734       2,937,556        490,898         846,670
                           -----------     -----------     -----------     ----------     -----------
Operating income.........      937,267       1,139,892       2,100,000        301,857         837,986
Other income (expense):
  Interest expense.......     (138,177)       (193,095)       (198,274)       (51,385)        (82,215)
  Other..................         (312)          7,966           6,665          2,668          (7,180)
                           -----------     -----------     -----------     ----------     -----------
                              (138,489)       (185,129)       (191,609)       (48,717)        (89,395)
                           -----------     -----------     -----------     ----------     -----------
Income before income
  taxes..................      798,778         954,763       1,908,391        253,140         748,591
Income tax benefit
  (provision)............      208,500        (180,000)       (667,937)       (86,068)       (262,007)
                           -----------     -----------     -----------     ----------     -----------
Net income...............  $ 1,007,278     $   774,763     $ 1,240,454     $  167,072     $   486,584
                           ===========     ===========     ===========     ==========     ===========
Net income per share
  data:
  Primary................  $      0.39     $      0.25     $      0.42     $     0.04     $      0.17
                           ===========     ===========     ===========     ==========     ===========
  Fully diluted..........  $      0.30     $      0.21     $      0.32     $     0.04     $      0.12
                           ===========     ===========     ===========     ==========     ===========

                            See accompanying notes.

                               SEAMED CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                               TOTAL
                                           COMMON STOCK            NOTE        RETAINED     SHAREHOLDERS'
                                      ----------------------    RECEIVABLE     EARNINGS        EQUITY
                                        SHARES      AMOUNT     FROM OFFICER    (DEFICIT)     (DEFICIT)
                                      ----------  ----------   ------------   -----------   ------------
Balance, June 30, 1993...............    372,396  $  735,473     $     --     $(2,603,498)  $ (1,868,025)
  Stock options exercised............    122,237      33,822           --              --         33,822
  Net income.........................         --          --           --       1,007,278      1,007,278
                                       ---------    --------     --------     -----------    -----------
Balance, June 30, 1994...............    494,633     769,295           --      (1,596,220)      (826,925)
  Stock options exercised............     54,331      14,265           --              --         14,265
  Net income.........................         --          --           --         774,763        774,763
                                       ---------    --------     --------     -----------    -----------
Balance, June 30, 1995...............    548,964     783,560           --        (821,457)       (37,897)
  Stock options exercised............     89,735      28,268           --              --         28,268
  Common stock issued in exchange for
     note receivable.................     30,000      75,000      (75,000)             --             --
  Fractional shares issued due to
     reverse stock split.............          8          --           --              --             --
  Net income.........................         --          --           --       1,240,454      1,240,454
                                       ---------    --------     --------     -----------    -----------
Balance, June 30, 1996...............    668,707     886,828      (75,000)        418,997      1,230,825
  Stock options exercised
     (unaudited).....................      4,450       2,470           --              --          2,470
  Net income (unaudited).............         --          --           --         486,584        486,584
                                       ---------    --------     --------     -----------    -----------
Balance, September 30, 1996
  (unaudited)........................    673,157     889,298      (75,000)        905,581      1,719,879
  Pro forma accrual of cumulative
     dividends on Class A and B
     preferred stock (unaudited).....         --    (824,205)          --        (905,581)    (1,729,786)
  Pro forma conversion of convertible
     redeemable preferred stock
     (unaudited).....................  2,934,029   5,279,514           --              --      5,279,514
                                       ---------    --------     --------     -----------    -----------
Pro forma balance, September 30, 1996
  (unaudited)........................  3,607,186  $5,344,607     $(75,000)    $        --   $  5,269,607
                                       =========    ========     ========     ===========    ===========

                            See accompanying notes.

                               SEAMED CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                                  QUARTER ENDED
                                         YEAR ENDED JUNE 30,                      SEPTEMBER 30,
                             -------------------------------------------     -----------------------
                                1994            1995            1996           1995          1996
                             -----------     -----------     -----------     ---------     ---------
                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
Net income.................  $ 1,007,278     $   774,763     $ 1,240,454     $ 167,072     $ 486,584
Adjustments to reconcile
  net income to net cash
  provided by (used in)
  operating activities:
  Depreciation.............      334,872         421,084         693,752       152,635       241,359
  Provision for bad
     debts.................      226,830         (25,127)         47,743       (17,500)       25,337
  Deferred tax benefit.....     (225,000)        (54,682)        (95,539)      (30,203)           --
  Changes in operating
     assets and
     liabilities:
     Decrease (increase) in
       accounts
       receivable..........   (1,513,221)       (569,079)     (2,569,134)      (10,508)      303,722
     Increase in
       inventories.........   (1,107,090)       (682,803)     (2,977,592)     (251,355)     (527,195)
     Increase (decrease) in
       accounts payable,
       accrued expenses,
       and deferred
       revenue.............      354,315         801,426       3,402,643       (49,693)     (815,303)
     Increase in other
       assets and prepaid
       expenses............     (105,130)         (7,615)        (38,644)       (8,914)     (204,283)
                             -----------     -----------     -----------     ---------     ---------
Net cash provided by (used
  in) operating
  activities...............   (1,027,146)        657,967        (296,317)      (48,466)     (489,779)
INVESTING ACTIVITIES
Purchases of equipment.....     (875,957)     (1,185,267)     (1,492,021)     (118,344)     (311,742)
Purchase of short-term
  investments..............           --        (200,000)             --            --            --
Proceeds from short-term
  investments..............           --              --         200,000            --            --
                             -----------     -----------     -----------     ---------     ---------
Net cash used in investing
  activities...............     (875,957)     (1,385,267)     (1,292,021)     (118,344)     (311,742)
FINANCING ACTIVITIES
Proceeds from stock options
  exercised................       33,822          14,265          28,268         1,250         2,470
Proceeds from sale of
  preferred stock..........           --       1,309,391              --            --            --
Net proceeds from (payments
  of) credit line..........      988,710        (437,185)      1,261,999       171,000       428,755
Proceeds from notes
  payable..................      680,000         750,000         600,000            --       500,000
Principal payments on notes
  payable..................     (390,719)       (882,072)       (369,400)      (72,968)     (129,104)
Principal payments on
  capital lease
  obligations..............       (5,406)         (1,368)             --            --            --
                             -----------     -----------     -----------     ---------     ---------
Net cash provided by
  financing activities.....    1,306,407         753,031       1,520,867        99,282       802,121
                             -----------     -----------     -----------     ---------     ---------
Net increase (decrease) in
  cash.....................     (596,696)         25,731         (67,471)      (67,528)          600
Cash at beginning of
  period...................      641,348          44,652          70,383        70,383         2,912
                             -----------     -----------     -----------     ---------     ---------
Cash at end of period......  $    44,652     $    70,383     $     2,912     $   2,855     $   3,512
                             ===========     ===========     ===========     =========     =========

                            See accompanying notes.

                               SEAMED CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
            QUARTERS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. ACCOUNTING POLICIES

     Description of Business


     SeaMED Corporation (the "Company") manufactures advanced durable electronic medical instruments for medical technology companies, often as part of systems that also include single-use components. To assist its customers in developing and commercializing their instruments for manufacture by the Company, the Company provides a wide range of engineering services and regulatory expertise.


     Change in Accounting Period

     During fiscal year 1995, the Company changed its fiscal year-end from June 30 to a 52/53-week fiscal year that ends on the Thursday nearest to June 30. For convenience of presentation, all fiscal periods in these financial statements are shown as ending on a calendar month-end.

     Unaudited Interim Financial Information

     The financial information as of September 30, 1996 and for the quarters ended September 30, 1995 and 1996 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such dates and the operations and cash flows for the periods then ended. Operating results for the quarter ended September 30, 1996 are not necessarily indicative of results that may be expected for the entire year.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Credit Policies

     The Company extends credit to various customers which are primarily in the medical device industry. Receivables generally are due within 30 days and the Company generally does not require collateral. The Company maintains reserves for potential credit losses.

     Short-Term Investments

     Short-term investments consist of certificates of deposit with a maturity date of less than one year from June 30, 1995.

     Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market.

                               SEAMED CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
            QUARTERS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

     Depreciation

     The Company provides for depreciation of furniture, fixtures, equipment and manufacturing molds over their estimated useful lives of three to eight years using the straight-line method.

     Revenue Recognition

     The Company recognizes revenues from contracts to perform engineering design and product development as costs are incurred for cost-plus contracts, or based on the percentage-of-completion method for fixed-price contracts. When estimates indicate a probable loss on a contract, the full amount of such loss is accrued at that time. The Company generally recognizes revenue from manufacturing services when the related products are shipped.

     Warranty Costs

     Warranty reserves are recorded based on historical experience and estimates of current warranty activity.

     Income Taxes

     The Company provides for income taxes based on the liability method which requires the recognition of deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

     Stock Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. Generally, stock compensation, if any, is measured as the difference between the exercise price of a stock option and the fair market value of the Company's stock at the date of grant, which is then amortized over the related vesting period.

     Net Income Per Share and Pro Forma Net Income Per Share

     Except as noted below, historical primary net income per share is based on the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares include outstanding Class B and C convertible redeemable preferred stock and outstanding stock options and an outstanding warrant. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be antidilutive, except that, in accordance with Securities and Exchange Commission requirements, common and common equivalent shares issued during the 12-month period prior to the filing of a proposed initial public offering have been included in the calculation as if they were outstanding for all periods (using the treasury stock method and an assumed initial public offering price). In addition, net income is adjusted for the accretion of cumulative preferred stock dividends to determine earnings applicable to common stock.

     Fully diluted net income per share has been computed as described above and also gives effect to the dilutive effect of the conversion of outstanding Class A and D convertible redeemable preferred stock net of the effect of the related cumulative dividends.

                               SEAMED CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
            QUARTERS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

     Data used in calculating net income per share information follow:

                                                                               QUARTER ENDED
                                            YEAR ENDED JUNE 30,                SEPTEMBER 30,
                                    ------------------------------------   ---------------------
                                       1994        1995         1996         1995        1996
                                    ----------   ---------   -----------   ---------   ---------
    Net income, as reported.......  $1,007,278   $ 774,763   $ 1,240,454   $ 167,072   $ 486,584
    Accretion of cumulative
      preferred stock dividends...    (145,850)   (203,005)     (263,050)    (65,763)    (65,763)
                                    ----------   ---------    ----------   ---------   ---------
    Adjusted income for computing
      primary net income
      per share...................  $  861,428   $ 571,758   $   977,404   $ 101,309   $ 420,821
                                    ==========   =========    ==========   =========   =========
    Shares used in computing
      primary net income
      per share...................   2,223,790   2,302,359     2,330,739   2,302,109   2,477,686
                                    ==========   =========    ==========   =========   =========
    Shares used in computing fully
      diluted net income
      per share...................   3,408,860   3,660,549     3,893,243   3,859,579   4,076,402
                                    ==========   =========    ==========   =========   =========

 2. INVENTORIES

     Inventories consist of the following:

                                                  JUNE 30,
                                           -----------------------   SEPTEMBER 30,
                                              1995         1996          1996
                                           ----------   ----------   -------------
        Work-in-process..................  $1,602,146   $2,490,710    $ 2,888,094
        Purchased and manufactured
          parts..........................   2,117,510    4,206,538      4,336,349
                                           ----------   ----------     ----------
                                           $3,719,656   $6,697,248    $ 7,224,443
                                           ==========   ==========     ==========

 3. FIXED ASSETS

     Fixed assets consist of the following:

                                                  JUNE 30,
                                           -----------------------   SEPTEMBER 30,
                                              1995         1996          1996
                                           ----------   ----------   -------------
        Equipment, at cost:
          Furniture and fixtures.........  $  454,711   $  514,950    $   529,600
          Equipment......................   2,489,288    3,657,224      3,937,473
          Manufacturing molds............     514,433      523,999        524,111
          Leasehold improvements.........     300,659      554,939        571,670
                                           ----------   ----------     ----------
                                            3,759,091    5,251,112      5,562,854
          Less accumulated depreciation
             and amortization............   1,902,095    2,595,847      2,837,206
                                           ----------   ----------     ----------
                                           $1,856,996   $2,655,265    $ 2,725,648
                                           ==========   ==========     ==========

                               SEAMED CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
            QUARTERS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

4. ACCRUED EXPENSES AND RESERVES

     Accrued expenses and reserves consist of the following:

                                                  JUNE 30,
                                           -----------------------   SEPTEMBER 30,
                                              1995         1996          1996
                                           ----------   ----------   -------------
        Taxes payable....................  $  150,843   $  630,036    $   292,042
        Accrued compensation.............     353,585    1,102,565        870,906
        Deferred revenue and customer
          deposits.......................     494,853    1,015,029      1,065,627
        Other accrued expenses...........     215,350      338,146        350,418
        Warranty reserve.................     186,411      215,288        244,723
                                           ----------   ----------     ----------
                                           $1,401,042   $3,301,064    $ 2,823,716
                                           ==========   ==========     ==========

5. NOTES PAYABLE

     Line of Credit Agreement

     The Company has a line of credit agreement with a bank under which the Company can borrow up to 80% of eligible accounts receivable (less than 60 days outstanding) up to a maximum of $4,000,000. Borrowings under this agreement are payable on demand if certain covenants are not met. These covenants include, among others, requirements that the Company maintain minimum working capital of $4,000,000, combined net worth, including convertible redeemable preferred stock, and subordinated debt of $6,000,000, a minimum current ratio of 1.5-to-1, and a maximum debt-to-equity ratio of 1.5-to-1. The agreement also prohibits the Company from paying dividends without prior approval of the bank. Borrowings under this agreement bear interest at the bank's prime rate plus .25% (8.5% at June 30, 1996) and are secured by receivables and inventories. The agreement is subject to annual approval and extension by December 1 of each year. Borrowings outstanding under the line of credit at June 30, 1995 and 1996 were $555,000 and $1,817,000, respectively. Weighted average borrowings under this agreement were $627,000, $428,000, $422,000 and $2,000,000 during fiscal years 1994, 1995, and
1996 and the quarter ended September 30, 1996, respectively. Weighted average interest rates under this agreement were 7.5%, 8.8%, 8.9% and 8.5% during fiscal years 1994, 1995, and 1996 and the quarter ended September 30, 1996, respectively.

     Long-Term Debt

     Long-term debt consists of the following:

                                                                     JUNE 30,
                                                              -----------------------  SEPTEMBER 30,
                                                                 1995         1996         1996
                                                              ----------   ----------  -------------
Unsecured subordinated note payable, with monthly payments
  of $17,000, including interest, through May 2001. Interest is adjusted annually on July 1 to 2% over prime, with a
  maximum of 10% and a minimum of 7% (10% at June 30,
  1996).....................................................  $  902,390   $  782,650   $   750,971
8.5% note payable, secured by equipment, with monthly
  payments, including interest, through August 5, 1998......     614,783      438,456       391,995
8.75% note payable, secured by equipment, with monthly
  payments, including interest, through November 5, 1999....          --      526,666       492,130
8.75% note payable, secured by equipment, with monthly
  payments, including interest, through July 5, 2000........          --           --       483,572
                                                              ----------   ----------    ----------
                                                               1,517,173    1,747,772     2,118,668
Less current portion........................................     296,067      461,990       583,432
                                                              ----------   ----------    ----------
                                                              $1,221,106   $1,285,782   $ 1,535,236
                                                              ==========   ==========    ==========

                               SEAMED CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
            QUARTERS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

     Maturities of long-term debt as of June 30, 1996, including the $500,000 note payable issued in the first quarter of fiscal year 1997, are as follows:

                        1997.............................  $  560,674
                        1998.............................     624,148
                        1999.............................     491,460
                        2000.............................     391,832
                        2001.............................     179,658
                                                           ----------
                                                           $2,247,772
                                                           ==========

     Interest of $136,599, $193,095, $198,274, $51,385 and $82,215 was paid in the fiscal years ended June 30, 1994, 1995, and 1996, and the quarters ended September 30, 1995 and 1996, respectively.

6. CONVERTIBLE REDEEMABLE PREFERRED STOCK

     On January 3, 1995, the Company sold 1,465,000 shares of Class D convertible redeemable preferred stock at $1.00 per share. These shares are convertible into common stock at the ratio of 3.75 shares of preferred stock for each share of common stock. In connection with the Class D preferred stock offering, the Company also issued a warrant to purchase 39,066 shares of common stock, with an exercise price of $4.70 per share. The warrant expires December 21, 1999.

     If the initial public offering referred to in Note 13 is consummated, all convertible redeemable preferred stock will convert into 2,934,029 shares of common stock and the cumulative dividends on Class A and D preferred stock ($1,664,024 and $1,729,786 at June 30, 1996 and September 30, 1996,
respectively) will be declared and paid with a portion of the net proceeds of the offering. The unaudited pro forma balance sheet and unaudited pro forma statement of shareholders' equity reflect the assumed conversion of all preferred stock and the accrual of cumulative preferred stock dividends as of September 30, 1996.

     At June 30, 1996 and September 30, 1996, the Company's convertible redeemable preferred stock is as follows:

                                                                                    COMMON SHARES
                                                    AUTHORIZED     OUTSTANDING     UPON CONVERSION
                                                    ----------     -----------     ---------------
    Class A.......................................   1,500,000      1,458,500         1,166,804
    Class B.......................................     450,000        450,000           360,016
    Class C.......................................   5,100,000      5,082,704         1,016,543
    Class D.......................................   2,000,000      1,465,000           390,666
                                                     ---------      ---------         ---------
                                                     9,050,000      8,456,204         2,934,029
                                                     =========      =========         =========

     In the event the offering referred to in Note 13 is not consummated, the following terms and conditions will continue to apply. Convertible redeemable preferred stock is convertible into common stock, at the option of the holder, at various rates, subject to antidilution provisions and any accrued but unpaid dividends. Unissued shares of common stock are reserved for issuance in the event of full conversion of all convertible redeemable preferred stock. Subject to certain conditions, convertible redeemable preferred stock also has mandatory conversion requirements in the event of a qualified initial public offering of the Company's common stock.

     Each share of convertible redeemable preferred stock has voting rights equivalent to the number of shares of common stock issuable, if converted. Class A and D convertible redeemable preferred stock have

                               SEAMED CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
            QUARTERS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

cumulative dividend rights commencing at various dates and payable at $.10 and $.08 per share, respectively. Each class of convertible redeemable preferred stock also has preferential rights, in the event of any distribution of assets upon liquidation of the Company, which are determined as fixed amounts per share, plus any accrued but unpaid dividends, distributed pro rata on the basis of liquidation value.

 7. SHAREHOLDERS' EQUITY

     Reverse Stock Split

     Subsequent to year-end, in July 1996, the Company's shareholders approved a 1-for-5 stock split of the common stock, which resulted in an adjustment to the preferred stock conversion ratio. All share and per share data in the accompanying financial statements have been retroactively restated to reflect the reverse stock split.

     Stock Option and Incentive Plans

     The Company has two stock option and incentive plans (collectively, the "Plans"), the SeaMED Corporation 1988 Stock Option Plan and the SeaMED Corporation 1995 Employee Stock Option and Incentive Plan. Under the terms of the Plans, with respect to incentive stock options and options awarded to nonemployee directors, the option price may not be less than fair market value of the common stock at the date of grant. Generally, options granted under the Plans become exercisable at the rate of 50% after two years, 75% after three years, and 100% after four years from the date of grant. Certain options granted under the 1988 plan, however, become exercisable ratably over seven years from the date of grant. Unexercised options expire on the date set forth in the optionee's option agreement (generally 10 years), subject to earlier termination upon the happening of certain events set forth in the 1988 plan (with respect to options granted under the 1988 plan) and each optionee's option agreement. Stock options exercised, granted, and canceled during fiscal years 1994, 1995, and 1996 and the quarter ended September 30, 1996, are as follows:

                                                               OUTSTANDING OPTIONS
                                                     ----------------------------------------
                                                     NUMBER OF     AGGREGATE       PRICE PER
                                                      SHARES         PRICE           SHARE
                                                     ---------     ----------     -----------
    Balance, July 1, 1993..........................    489,676     $  175,468     $ .16-  .80
      Options granted..............................     87,015        128,758      1.00- 2.20
      Options canceled.............................    (25,690)       (16,860)      .50- 1.25
      Options exercised............................   (122,237)       (33,822)      .16-  .50
                                                      --------     ----------
    Balance, June 30, 1994.........................    428,764        253,544       .16- 2.20
      Options granted..............................     89,200        485,500      2.50-10.00
      Options canceled.............................    (13,252)       (10,848)      .16- 2.50
      Options exercised............................    (54,331)       (14,265)      .16-  .75
                                                      --------     ----------
    Balance, June 30, 1995.........................    450,381        713,931       .16-10.00
      Options granted..............................    132,824        454,060      2.50- 5.00
      Options canceled.............................     (8,031)       (12,300)      .50- 2.50
      Options exercised............................    (89,735)       (28,268)      .16- 1.25
                                                      --------     ----------
    Balance, June 30, 1996.........................    485,439      1,127,423       .16-10.00
      Options granted (unaudited)..................     10,320         51,600            5.00
      Options canceled (unaudited).................     (1,110)        (2,745)     2.20- 2.50
      Options exercised (unaudited)................     (4,450)        (2,470)      .50- 2.20
                                                      --------     ----------
    Balance, September 30, 1996 (unaudited)........    490,199     $1,173,808     $ .16-10.00
                                                      ========     ==========

                               SEAMED CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
            QUARTERS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

     At June 30, 1996, 223,366 options were exercisable and 105,628 shares were available for future grant. At September 30, 1996, 228,838 options were exercisable and 96,418 shares were available for future grant.

     Employee Stock Purchase Plan

     Subsequent to year-end, in July 1996, the Company's shareholders approved an employee stock purchase plan to be effective in the event the Company completes an initial public offering of its common stock. The shareholders authorized the sale of up to 70,000 shares of common stock over five years pursuant to the plan.

     Shares Reserved for Future Issuance

     The following shares of common stock have been reserved for future issuance as of June 30, 1996, including the stock purchase plan referred to above, and pursuant to the various other agreements and plans discussed above:

    Convertible redeemable preferred stock.........................              2,934,029
    Common stock purchase warrant..................................                 39,066
    Stock purchase plan............................................                 70,000
    Stock option and incentive plans:
      Options outstanding..........................................  485,439
      Options available for grant..................................  105,628       591,067
                                                                     -------     ---------
    Total common shares reserved for future issuance as of June 30,
      1996.........................................................              3,634,162
                                                                                 =========

                               SEAMED CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
            QUARTERS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

 8. INCOME TAXES

     The income tax benefit (provision) consists of the following:

                                                               YEAR ENDED JUNE 30,
                                                       ------------------------------------
                                                         1994         1995          1996
                                                       --------     ---------     ---------
    Current income tax provision.....................  $(16,500)    $(234,682)    $(763,476)
    Deferred income tax benefit......................   225,000        54,682        95,539
                                                       --------     ---------     ---------
    Income tax benefit (provision)...................  $208,500     $(180,000)    $(667,937)
                                                       ========     =========     =========

     The current tax provisions are recorded net of the benefit of utilizing net operating loss carryforwards and tax credit carryforwards.

     Significant components of the Company's deferred tax assets are as follows:

                                                                           JUNE 30,
                                                                     ---------------------
                                                                       1995         1996
                                                                     --------     --------
    Deferred tax liabilities:
      Fixed assets.................................................  $(19,511)    $(20,337)
    Deferred tax assets:
      Inventory reserves...........................................   247,780      356,175
      Accrued expenses.............................................   111,803      147,712
      Bad debt reserves............................................    69,524       85,757
      Tax credit carryforwards.....................................   102,517           --
      Other........................................................    17,569       55,914
                                                                     --------     --------
    Total deferred assets..........................................   549,193      645,558
                                                                     --------     --------
    Net deferred asset balance.....................................  $529,682     $625,221
                                                                     ========     ========

     A reconciliation from the U.S. statutory rate to the effective tax rate is as follows:

                                                                     YEAR ENDED JUNE 30,
                                                                   ------------------------
                                                                   1994      1995      1996
                                                                   -----     -----     ----
    Tax at U.S. statutory rate...................................   34.0%     34.0%    34.0%
    Change in valuation allowance................................  (55.5)    (26.3)      --
    Other........................................................   (4.6)     11.2      1.0
                                                                   -----     -----     ----
                                                                   (26.1)%    18.9%    35.0%
                                                                   =====     =====     ====

     The decrease in the valuation allowance of $443,000 in fiscal year 1994 and $251,000 in fiscal year 1995 is primarily attributable to the utilization of net operating loss carryforwards and tax credit carryforwards and related changes in the estimate of the amount of deferred tax assets to be realizable.

     Taxes of $15,000, $28,000, $330,000, $150,000 and $600,000 were paid in the fiscal years ended June 30, 1994, 1995, and 1996, and the quarters ended September 30, 1995 and 1996, respectively.

 9. REVENUES AND OPERATIONS

     During fiscal years 1994, 1995, and 1996, and the quarters ended September 30, 1995 and 1996, 51%, 49%, 41%, 53% and 52%, respectively, of total revenues were from five customers. Receivables from these five customers represented 41%, 34% and 52% of total accounts receivable at June 30, 1995 and 1996 and September 30, 1996, respectively.

                               SEAMED CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
            QUARTERS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

     Revenues from customers that represent more than 10% of total revenues are as follows:

                                                                              QUARTER ENDED
                                      YEAR ENDED JUNE 30,                     SEPTEMBER 30,
                            ----------------------------------------     -----------------------
           CUSTOMER            1994           1995           1996          1995          1996
    ----------------------  ----------     ----------     ----------     --------     ----------
       A..................  $2,774,000     $2,278,000     $2,665,000     $738,977             --
       B..................   2,229,000             --             --      635,381             --
       C..................   1,622,000             --             --           --             --
       D..................          --      1,933,000             --           --             --
       E..................          --             --             --           --     $2,521,655

10. LEASE COMMITMENTS

     The Company currently leases office and production space, and equipment under noncancelable operating leases. Rental expense under operating lease agreements for fiscal years 1994, 1995, and 1996 and the quarters ended September 30, 1995 and 1996 amounted to $358,085, $388,085, $655,079, $152,169 and $240,362, respectively.

     In September 1996, the Company entered into lease agreements to occupy 90,000 square feet of production space in two new buildings. The Company will occupy the first 30,000 square feet on May 1, 1997, the second 30,000 square feet on February 1, 1998 and the third 30,000 square feet on January 1, 1999. The lease term is 10 years with two five-year renewal options.

     Future minimum lease commitments under noncancelable leases and service agreements as of June 30, 1996, including the lease for an additional 90,000 square feet, are as follows:

                        1997............................  $ 1,148,312
                        1998............................    1,509,818
                        1999............................    1,896,476
                        2000............................    2,179,100
                        2001............................    2,144,291
                        Thereafter......................   12,299,185
                                                          -----------
                                                          $21,177,182
                                                          ===========

11. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) savings plan covering substantially all of its employees. Eligible employees may contribute amounts through payroll deductions. The Company makes an annual contribution of 37.5% of the employees' contributions up to 4% of the employees' salary. The 401(k) savings plan expense was $40,100, $57,672, and $72,000 in fiscal years 1994, 1995, and 1996, respectively. The Company does not provide other post-retirement benefits.

12. RELATED-PARTY TRANSACTIONS

     In January 1995, the Company issued 1,465,000 shares of Class D preferred stock, which are convertible into an aggregate of 390,666 shares of common stock at an as-converted price of $3.75 per share. Two directors of the Company purchased 25,000 and 40,000 shares, respectively, of Class D preferred stock, which shares are convertible into 6,667 and 10,667 shares of common stock, respectively. The Company sold such securities pursuant to a preferred stock purchase agreement on substantially similar terms as were sold to

                               SEAMED CORPORATION

               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
            QUARTERS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

nonaffiliated purchasers. The terms of the Class D preferred stock provides that all such shares shall be converted into Common Stock upon the consummation of the offering referred to in Note 13.

     On October 11, 1995, the Company's Chief Executive Officer and President received a $75,000 loan from the Company, the proceeds of which he used to purchase 30,000 shares of common stock. The loan is evidenced by an unsecured promissory note that bears interest at the floating minimum statutory rate set by the Internal Revenue Service from time to time. This officer may prepay principal and interest at any time without penalty; unpaid principal and interest are due on October 11, 2000. As of June 30, 1996, aggregate principal and accrued interest on this loan was approximately $78,000.

     A director of the Company is also a partner in the law firm Preston Gates & Ellis, the Company's counsel.

     A director of the Company serves as President and Chief Executive Officer and a director of one of the Company's customers. The Company has provided engineering and manufacturing services for this customer. The Company recognized revenues with respect to such services of approximately $1.0 million in fiscal year 1995 and $355,000 in fiscal year 1996. The Company recognized no revenues in fiscal year 1994 with respect to such services.

13. SUBSEQUENT EVENTS

     Registration Statement and Increase in Authorized Capital Stock

     In July 1996, the Company's Board of Directors delegated authority to a newly formed Executive Committee to authorize filing a Registration Statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public. If the offering is consummated under the terms presently anticipated, all of the Company's preferred stock will convert into 2,934,029 shares of common stock and cumulative dividends will be paid from a portion of the net proceeds of the offering. Also, in July 1996, the Company's Board of Directors approved an increase in the total number of authorized shares to 24,050,500, of which 10,000,000 are for common stock and 14,050,500 are for preferred stock. The respective amounts have been retroactively adjusted on the accompanying balance sheet and these notes to financial statements.

                      (This Page Intentionally Left Blank)

                      (This Page Intentionally Left Blank)

No dealer, salesperson or other person is authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the affairs of the Company since the date hereof or the information herein is correct as of any time subsequent to the date of this Prospectus.
                        -------------------------------

                               TABLE OF CONTENTS

                                          Page
                                          ----
Prospectus Summary......................    3
Risk Factors............................    5
Use of Proceeds.........................   15
Dividend Policy.........................   15
Dilution................................   16
Capitalization..........................   17
Selected Financial Data.................   18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   19
Business................................   27
Management..............................   36
Principal and Selling Shareholders......   41
Certain Transactions....................   43
Description of Capital Stock............   43
Shares Eligible for Future Sale.........   46
Underwriting............................   47
Legal Matters...........................   48
Experts.................................   48
Additional Information..................   48
Index to Financial Statements...........  F-1

                        -------------------------------
Until          , 1996 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

                                1,850,000 SHARES

                                     SEAMED
                                  Corporation

                                  COMMON STOCK

                           -------------------------

                              P R O S P E C T U S
                           -------------------------

                               PIPER JAFFRAY INC.

                            NEEDHAM & COMPANY, INC.

                                           , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts, payable by the Registrant in connection with the sale of the Common Stock being registered hereby (all amounts are estimated except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Listing
Fee):

    SEC Registration Fee......................................................  $  7,737
    NASD Filing Fee...........................................................     3,053
    Nasdaq National Market Listing Fee........................................    15,638
    Blue Sky Fees and Expenses (Including Legal Fees).........................    10,000
    Transfer Agent and Registrar Fees.........................................    10,000
    Legal Fees and Expenses...................................................   200,000
    Printing Expenses.........................................................   130,000
    Accounting Fees and Expenses..............................................   150,000
    Miscellaneous Expenses....................................................   323,572
                                                                                --------
              Total...........................................................  $850,000
                                                                                ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Act authorize Washington corporations to indemnify their officers, directors, employees and agents under certain circumstances against certain expenses that they may incur in such capacities, including liabilities under the Securities Act, provided they acted in good faith and in a manner reasonably calculated to be in or not opposed to the best interests of the corporation. The Registrant's Articles of Incorporation (Exhibit 3.1 hereto) and Bylaws (Exhibit 3.2 hereto) require indemnification of the Registrant's officers and directors to the fullest extent permitted by Washington law. The Registrant also maintains directors' and officers' liability insurance on its directors and officers.

     The Registrant's Bylaws and Articles of Incorporation provide that the Registrant shall, to the fullest extent permitted by the Washington Business Act, indemnify all directors and officers of the Registrant. In addition, the Registrant's Articles of Incorporation contain a provision eliminating the personal liability of directors to the Registrant or its shareholders for monetary damages arising out of a breach of fiduciary duty. Section 23B.08.320 of the Washington Business Act authorizes a corporation to limit or eliminate such directors' liability for breaches of fiduciary duty, but does not eliminate the personal liability of any director for (i) acts or omissions of a director finally adjudged to be intentional misconduct or a knowing violation of law,
(ii) conduct finally adjudged to be in violation of Section 23B.08.310 of the Washington Business Act (which section relates to unlawful distributions), or
(iii) any transaction with respect to which it is finally adjudged that a director personally received a benefit in money, property or services to which the director was not legally entitled.

     The above discussion of the Washington Business Act and the Registrant's Bylaws and Articles of Incorporation is not intended to be exhaustive and is qualified in its entirety by reference to such statute, the Bylaws and the Articles of Incorporation, respectively.

     The Registrant will enter into indemnification agreements with each of its directors and executive officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The table below sets forth sales of unregistered securities made by the Registrant since August 1, 1993.

                   TITLE AND AMOUNT OF SECURITY              DATE OF SALE     EXEMPTION
        ---------------------------------------------------  -------------    ---------
        1,465,000 shares of convertible redeemable Class D   January 1995         (1)
          preferred stock
        Warrant to purchase 39,066 shares of Common Stock    January 1995         (2)
        266,303 shares of Common Stock                            (3)             (3)

---------------
(1) Allen & Company Incorporated acted as placement agent with respect to the sale. Issued for total proceeds of $1,465,000, before placement fees of $73,500. In addition, the Registrant issued to the placement agent a warrant to purchase 39,066 shares of Common Stock at a per share exercise price of $4.70. All sales were made to accredited investors in private transactions not involving any public offering in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. A Form D with respect to such sales was filed with the Commission under Regulation D under the Securities Act.

(2) Issued to Allen & Company Incorporated as partial consideration for serving as placement agent with respect to the sale of convertible redeemable Class D preferred stock, as discussed in note (1) above.

(3) Issued from time to time upon the exercise of stock options granted under the Registrant's stock option plans, for total proceeds of $76,355, in reliance on Rule 701 promulgated under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


  (a)   Exhibits:
         1.1+     --    Form of Purchase Agreement
         3.1+     --    Articles of Incorporation of the Registrant
         3.2+     --    Bylaws of the Registrant
         5.1+     --    Opinion of Preston Gates & Ellis
        10.1+     --    Promissory Note dated June 27, 1996, made by SeaMED Corporation payable to Pacific Northwest Bank, in the amount of $4,000,000
        10.2+     --    Promissory Note dated June 27, 1996, made by SeaMED Corporation payable to Pacific Northwest Bank, in the amount of $500,000
        10.3+     --    Promissory Note dated October 24, 1995, made by SeaMED Corporation payable to Pacific Northwest Bank, in the amount of $600,000
        10.4+     --    Loan Agreement dated August 1, 1994, between SeaMED Corporation and
                        Pacific Northwest Bank
        10.5+     --    Amended and Restated Promissory Note dated September 1, 1993, made by
                        SeaMED Corporation payable to Cordis Corporation, in the amount of
                        $1,107,065
        10.6+     --    Lease Agreement dated December 8, 1993, by and between Med Willows, successor in interest to Jack Martin, and SeaMED Corporation
        10.7+     --    Industrial Real Estate Lease (Building 1) dated September 10, 1996, between Washington Capital Management, Inc. and SeaMED Corporation
        10.8+     --    Industrial Real Estate Lease (Building 2) dated September 10, 1996, between Washington Capital Management, Inc. and SeaMED Corporation
        10.9+     --    Option Agreement dated September 10, 1996, by and between Washington
                        Capital Management, Inc. and SeaMED Corporation
        10.10+    --    SeaMED Corporation 1988 Stock Option Plan
        10.11+    --    SeaMED Corporation 1995 Employee Stock Option and Incentive Plan
        10.12+    --    SeaMED Corporation 1996 Employee Stock Purchase Plan
        10.13     --    Manufacturing Agreement dated as of September 1, 1996, made and entered into by SeaMED Corporation and Coinstar, Inc.
        10.14+    --    Promissory Note dated October 11, 1995, made by W. Robert Berg payable to SeaMED Corporation, in the amount of $75,000
        10.15+    --    Form of Director and Officer Indemnification Agreement

        10.16+    --    Preferred Stock Purchase Agreement dated as of March 28, 1984, by and between SeaMED Corporation and the Purchasers listed therein
        10.17+    --    First Amendment to Preferred Stock Purchase Agreement made as of July
                        31, 1986, by and between SeaMED Corporation and the Purchasers list therein
        10.18+    --    Second Amendment to Preferred Stock Purchase Agreement, Class A
                        Preferred Stock made as of October 28, 1994, by and between SeaMED
                        Corporation and the Purchasers list therein
        10.19+    --    Preferred Stock Purchase Agreement, Class B Preferred Stock dated as of
                        August 25, 1986, by and among SeaMED Corporation and the Purchasers listed therein
        10.20+    --    First Amendment to Preferred Stock Purchase Agreement, Class B Preferred
                        Stock made as of October 28, 1994, by and between SeaMED Corporation and the Purchasers listed therein
        10.21+    --    Preferred Stock Purchase Agreement, Class D Preferred Stock made as of
                        January 3, 1995, by and among SeaMED Corporation and the Purchasers listed therein
        10.22+    --    Purchase and Sale Agreement dated January 20, 1978, by and among Pioneer
                        Investors Corp., Doan Resources Corporation and SeaMED Corporation
        10.23+    --    First Amendment to Purchase and Sale Agreement dated October 28, 1994, by and between Pioneer Associates and SeaMED Corporation
        11.1+     --    Statement regarding computation of net income per share
        23.1      --    Consent of Ernst & Young LLP, Independent Auditors (see page II-6)
        23.2+     --    Consent of Preston Gates & Ellis (contained in Exhibit 5.1)
        24.1+     --    Power of Attorney
        27.1+     --    Financial Data Schedule

---------------

+ Filed previously.


(b) Financial Statement Schedules:
     Report of Ernst & Young LLP, Independent Auditors
     Schedule II -- Valuation and Qualifying Accounts

     All other financial statement schedules are omitted because the required information is either included in the Registrant's financial statements or the notes thereto or is inapplicable.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Purchase Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington, on this 18th day of November, 1996.


                                          SEAMED CORPORATION

                                          By        /s/ W. ROBERT BERG
                                            ------------------------------------
                                                       W. Robert Berg
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below on this 18th day of November, 1996 by the following persons in the capacities indicated.


             SIGNATURES                                         TITLE
-------------------------------------    ----------------------------------------------------
         /s/ W. ROBERT BERG              President, Chief Executive Officer and Director
-------------------------------------
           W. Robert Berg                (Principal Executive Officer)

         /s/ EDGAR F. RAMPY              Vice President, Treasurer and Chief Financial
-------------------------------------
           Edgar F. Rampy                Officer (Principal Financial and Accounting Officer)

          /s/ R. SCOTT ASEN              Chairman of the Board
-------------------------------------
            R. Scott Asen

       /s/ STEPHEN J. CLEARMAN           Director
-------------------------------------
         Stephen J. Clearman

        /s/ WILLIAM D. ELLIS             Director
-------------------------------------
          William D. Ellis

      /s/ RICHARD E. ENGEBRECHT          Director
-------------------------------------
        Richard E. Engebrecht

        /s/ WILLIAM H. GATES             Director
-------------------------------------
        William H. Gates, Sr.

        /s/ RICHARD O. MARTIN            Director
-------------------------------------
          Richard O. Martin

                                                                    EXHIBIT 23.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


     We consent to the reference to our firm under the captions "Selected Financial Data" and "Experts" and to the use of our reports dated August 6, 1996, in Amendment No. 3 to the Registration Statement (Form S-1 No. 333-13455) and related Prospectus of SeaMED Corporation.


Seattle, Washington

November 18, 1996                         ERNST & YOUNG LLP

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                         DESCRIPTION                                  PAGE
-------         --------------------------------------------------------------------------  ----
  1.1+     --   Form of Purchase Agreement................................................
  3.1+     --   Articles of Incorporation of the Registrant...............................
  3.2+     --   Bylaws of the Registrant..................................................
  5.1+     --   Opinion of Preston Gates & Ellis..........................................
 10.1+     --   Promissory Note dated June 27, 1996, made by SeaMED Corporation payable to
                Pacific Northwest Bank, in the amount of $4,000,000.......................
 10.2+     --   Promissory Note dated June 27, 1996, made by SeaMED Corporation payable to
                Pacific Northwest Bank, in the amount of $500,000.........................
 10.3+     --   Promissory Note dated October 24, 1995, made by SeaMED Corporation payable to Pacific Northwest Bank, in the amount of $600,000......................
 10.4+     --   Loan Agreement dated August 1, 1994, between SeaMED Corporation and
                Pacific Northwest Bank....................................................
 10.5+     --   Amended and Restated Promissory Note dated September 1, 1993, made by
                SeaMED Corporation payable to Cordis Corporation, in the amount of
                $1,107,065................................................................
 10.6+     --   Lease Agreement dated December 8, 1993, by and between Med Willows, successor in interest to Jack Martin, and SeaMED Corporation..............
 10.7+     --   Industrial Real Estate Lease (Building 1) dated September 10, 1996, between Washington Capital Management, Inc. and SeaMED Corporation........
 10.8+     --   Industrial Real Estate Lease (Building 2) dated September 10, 1996, between Washington Capital Management, Inc. and SeaMED Corporation........
 10.9+     --   Option Agreement dated September 10, 1996, by and between Washington
                Capital Management, Inc. and SeaMED Corporation...........................
 10.10+    --   SeaMED Corporation 1988 Stock Option Plan.................................
 10.11+    --   SeaMED Corporation 1995 Employee Stock Option and Incentive Plan..........
 10.12+    --   SeaMED Corporation 1996 Employee Stock Purchase Plan......................
 10.13     --   Manufacturing Agreement dated as of September 1, 1996, made and entered into by SeaMED Corporation and Coinstar, Inc..............................
 10.14+    --   Promissory Note dated October 11, 1995, made by W. Robert Berg payable to
                SeaMED Corporation, in the amount of $75,000..............................
 10.15+    --   Form of Director and Officer Indemnification Agreement....................
 10.16+    --   Preferred Stock Purchase Agreement dated as of March 28, 1984, by and between SeaMED Corporation and the Purchasers listed therein..............
 10.17+    --   First Amendment to Preferred Stock Purchase Agreement made as of July 31,
                1986, by and between SeaMED Corporation and the Purchasers list therein...
 10.18+    --   Second Amendment to Preferred Stock Purchase Agreement, Class A Preferred
                Stock made as of October 28, 1994, by and between SeaMED Corporation and the Purchasers list therein...............................................
 10.19+    --   Preferred Stock Purchase Agreement, Class B Preferred Stock dated as of
                August 25, 1986, by and among SeaMED Corporation and the Purchasers listed therein...................................................................
 10.20+    --   First Amendment to Preferred Stock Purchase Agreement, Class B Preferred
                Stock made as of October 28, 1994, by and between SeaMED Corporation and the Purchasers listed therein.............................................
 10.21+    --   Preferred Stock Purchase Agreement, Class D Preferred Stock made as of
                January 3, 1995, by and among SeaMED Corporation and the Purchasers listed therein...................................................................
 10.22+    --   Purchase and Sale Agreement dated January 20, 1978, by and among Pioneer
                Investors Corp., Doan Resources Corporation and SeaMED Corporation........
 10.23+    --   First Amendment to Purchase and Sale Agreement dated October 28, 1994, by and between Pioneer Associates and SeaMED Corporation.....................
 11.1+     --   Statement regarding computation of net income per share...................
 23.1      --   Consent of Ernst & Young LLP, Independent Auditors (see page II-6)........

EXHIBIT
NUMBER                                         DESCRIPTION                                  PAGE
-------         --------------------------------------------------------------------------  ----
 23.2+     --   Consent of Preston Gates & Ellis (contained in Exhibit 5.1)...............
 24.1+     --   Power of Attorney.........................................................
 27.1+     --   Financial Data Schedule...................................................


---------------


+  Filed previously.